Dear Shareholders:

I am writing to you today about the proposed merger of PowerDsine Ltd. with a wholly owned subsidiary of Microsemi Corporation. In the proposed merger, you will be entitled to receive $8.25 in cash and 0.1498 shares of Microsemi common stock for each ordinary share of PowerDsine you own as of the effective time of the merger. Microsemi common stock is traded on the NASDAQ Global Select Market under the trading symbol “MSCC.” On November 17, 2006, the closing prices of Microsemi common stock and PowerDsine ordinary shares on the NASDAQ market were $20.35 and $11.01, respectively. Based on the number of ordinary shares of PowerDsine and shares of common stock of Microsemi outstanding on November 17, 2006, shareholders of PowerDsine will own approximately 4.1% of the outstanding Microsemi common stock upon completion of the merger. The merger is intended to be effected as an arrangement between PowerDsine and its shareholders under the Israeli Companies Law and will be subject to Israeli court approval.

PowerDsine is holding a special general meeting of shareholders in order to obtain the shareholder approval necessary to complete the merger, as more fully described in the attached document. At the PowerDsine special general meeting, PowerDsine shareholders will be asked to vote on the merger and the other matters described in the attached document. The merger cannot be completed unless a majority of the PowerDsine shareholders present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the ordinary shares represented at the meeting approve the merger agreement and the merger. Under Israeli law, holders of PowerDsine ordinary shares are not entitled to statutory dissenters’ rights in connection with the merger; however, if you object to the merger, you may file an objection with the court within 10 days of the publication of the filing of the motion to approve the merger (or in the case of substantial shareholders, within ten days of receipt of the notice), but not less than five days prior to the court hearing scheduled to be held on January 4, 2007 at 11:30 a.m. Israel time to approve the merger.

Only holders of record of PowerDsine ordinary shares at the close of business on November 17, 2006 are entitled to attend and vote at the PowerDsine special general meeting or any adjournment thereof.

All of the members of the PowerDsine board of directors present at the meeting of the board of directors voting on the merger unanimously determined that the merger agreement and the merger are fair to, and in the best interests of, PowerDsine and its shareholders and unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The one director absent from the meeting of the board of directors voting on the merger was unable to attend the meeting due to travel commitments. PowerDsine’s board of directors unanimously recommends that you vote FOR the proposal to approve the merger agreement and the merger.

Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special general meeting, please sign and return your proxy card as soon as possible to ensure that your shares are represented at the PowerDsine special general meeting.

The attached document is being sent to you in connection with the PowerDsine special general meeting and provides you with detailed information about Microsemi, PowerDsine, the merger agreement and the merger. We encourage you to read the entire document carefully, including the “Risk Factors” section beginning on page 13.

Yours sincerely,
Igal Rotem
Chief Executive Officer of PowerDsine Ltd.

Neither the U.S. Securities and Exchange Commission, or SEC, nor the Israel Securities Authority or any state securities commission has approved or disapproved these securities or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.

Securities to be issued in the merger will not be registered under the United States Securities Act of 1933, but are expected to be issued in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act. The Microsemi common stock to be issued to PowerDsine shareholders in the merger will be freely tradable by the PowerDsine shareholders who receive such Microsemi common stock, unless the shareholder is an affiliate of Microsemi or PowerDsine.

This document is dated November 20, 2006, and is first being mailed to shareholders on November 21, 2006.

1 HaNagar St.
Neve Ne’eman Industrial Zone, Hod Hasharon 45421, Israel
+972 (9) 775-5100

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 27, 2006

To all PowerDsine shareholders:

Notice is hereby given that a special general meeting of shareholders of PowerDsine Ltd., a company formed under the laws of the State of Israel, will be held at the principal executive offices of PowerDsine, located at 1 HaNagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon 45421, Israel on December 27, 2006, at 10:00 a.m. Israel time for the following purposes:

1. To consider and vote upon the proposal to approve the Agreement and Plan of Merger, dated as of October 24, 2006 by and among PowerDsine, Microsemi Corporation, a Delaware corporation, and Pinnacle Acquisition Corporation Ltd, a company formed under the laws of the State of Israel and a wholly owned subsidiary of Microsemi, and approve the merger of Pinnacle Acquisition with and into PowerDsine under the provisions of the Israeli Companies Law-1999, so that PowerDsine will become a wholly owned subsidiary of Microsemi; and

2. To transact any other business that properly comes before the special general meeting or any adjournment or postponement of the meeting.

Only shareholders of record at the close of business on November 17, 2006, the record date, are entitled to notice of and to vote at the special general meeting and any adjournments or postponements of the meeting, in person or by proxy, provided that the proxy is deposited at PowerDsine’s registered office at least twenty-four hours prior to the special general meeting.

The presence of two or more PowerDsine shareholders (in person or by proxy), who collectively have at least one-third (1/3) of the voting rights in PowerDsine, at the special general meeting will constitute a quorum. Should no quorum be present one-half hour after the time scheduled for the start of the special general meeting, the meeting shall be adjourned to one week from that day, at the same time and place or to such other time and place as determined by the PowerDsine board of directors. Should no quorum be present one-half hour after the time scheduled for the start of the adjourned general meeting, the presence of any PowerDsine shareholder shall constitute a quorum.

Notice is also hereby given that the District Court of Tel Aviv-Jaffa has scheduled a hearing for January 4, 2007 at 11:30 a.m. Israel time, to consider PowerDsine’s motion for approval of the merger. Any person, including shareholders and creditors of PowerDsine, may object to this motion by filing an objection with the court within specified time periods as described herein under “The Merger — Israeli Court Approval.”

By order of the Board of Directors of PowerDsine Ltd.
Igal Rotem

Hod Hasharon, Israel
November 20, 2006

Regardless of the number of ordinary shares of PowerDsine you own or whether you plan to attend the meeting, it is important that your shares be represented and voted. The merger cannot be completed unless there is a quorum present or represented at the meeting and a majority of the PowerDsine shareholders present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the ordinary shares represented at the PowerDsine meeting, vote to approve the merger agreement and the merger. Therefore, we urge you to complete, sign, date and return the accompanying proxy card in the enclosed pre-addressed, postage-paid envelope. Returning the proxy card does not deprive you of your right to attend the meeting and to vote your shares in person. Your vote is very important.

Your board of directors unanimously recommends that you vote FOR approval of the merger agreement and the merger.

Please do not return your PowerDsine share certificates with your enclosed proxy.

Sources of Additional Information

This document incorporates important additional information about PowerDsine and Microsemi from documents that are not included in or delivered with this document.

Documents relating to PowerDsine and Microsemi incorporated by reference are available from PowerDsine without charge, excluding all exhibits to such documents unless PowerDsine has specifically incorporated by reference an exhibit in this document. You may obtain documents relating to PowerDsine and Microsemi incorporated by reference in this document by requesting them in writing or by telephone from PowerDsine at the following address:

PowerDsine Ltd.
Attention: Keren Rapoport-Bender
1 HaNagar St.
Hod Hasharon 45421, Israel
+972 (9) 775-5100

If you would like to request documents from PowerDsine, please do so by December 12, 2006 in order to receive them before the PowerDsine special general meeting.

You also may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Georgeson Inc., the information agent and proxy solicitor for the merger, at the following address and telephone numbers:

Banks and Brokerage Firms, Please Call:
+1 (212) 440-9800
Shareholders and All Others Call Toll-free
+1 (866) 647-8862

For a more detailed description of the information incorporated by reference into this document and how you may obtain it, see “Where You Can Find More Information.”

Explanatory Note

All references to “$” are to United States Dollars.

i

ITEM 1:	PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE MERGER

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some of the questions that you, as a shareholder of PowerDsine, may have, and answers to those questions. These questions and answers, as well as the summary following the questions and answers, are not meant to be a substitute for the information contained in the remainder of this document, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document. We urge you to carefully read this document in its entirety prior to making any voting decision regarding the merger.

Q:	Why am I receiving this document?

A:	You are a shareholder of PowerDsine, and Microsemi and PowerDsine have entered into a merger agreement. Upon completion of the merger, PowerDsine will become a wholly owned subsidiary of Microsemi.

PowerDsine is holding a special general meeting of its shareholders in order to obtain shareholder approval of the merger agreement and the merger. A majority of the PowerDsine shareholders present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the ordinary shares represented at the meeting, is required to approve the merger agreement and the merger.

The enclosed voting materials allow you to vote your shares without attending the PowerDsine special general meeting. Your vote is very important and we encourage you to vote by proxy as soon as possible.

We have included in this document important information about the merger, the merger agreement and the special general meeting of PowerDsine shareholders. Also included in or incorporated by reference into this document is important information about PowerDsine and Microsemi. You should read this information and the information incorporated by reference into this document carefully and in its entirety. We have attached a copy of the merger agreement as Annex A.

Q:	What do I need to do now?

A:	Read and consider the information contained in this document carefully, and then please vote your shares as soon as possible by returning your signed and completed proxy so that your shares may be represented at the PowerDsine special general meeting.

Q:	What will I receive in the merger?

A:	If the merger is completed, you will be entitled to receive $8.25 in cash and 0.1498 shares of Microsemi common stock for each PowerDsine ordinary share that you own as of the effective time of the merger (with a cash payment in lieu of any fractional shares). Microsemi common stock is listed on the NASDAQ Global Select Market under the symbol “MSCC”.

The cash consideration of $8.25 and the exchange ratio of 0.1498 will not change as the market prices of PowerDsine ordinary shares or Microsemi common stock fluctuate before completion of the merger.

The Microsemi common stock to be issued to you in the merger will not be registered under the United States Securities Act of 1933, as amended, or the Securities Act, but are expected to be issued in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act. The Microsemi common stock to be issued in the merger will be freely tradable by the PowerDsine shareholders who receive such Microsemi common stock, unless the shareholder is an affiliate of Microsemi or PowerDsine.

Q:	What is the recommendation of the PowerDsine board of directors?

A:	All of the members of the PowerDsine board of directors present at the meeting of the board of directors voting on the merger unanimously approved the merger agreement, approved the transactions contemplated by the merger agreement, including the merger, and determined that these transactions are fair to, and in the best interests of, PowerDsine and its shareholders. The one director absent from the meeting of the board of directors voting on the merger was unable to attend the meeting due to travel commitments.

The PowerDsine board of directors unanimously recommends that you vote FOR the proposal to approve the merger agreement and the merger. See “The Merger — PowerDsine’s Reasons for the Merger; Recommendation of the PowerDsine Board of Directors.”

Q:	When do you expect the merger to be completed?

A:	We are working towards completing the merger as quickly as reasonably possible. Several conditions must be satisfied or waived before the merger is completed, including the receipt of the Israeli court approval of the merger. See the section of this document titled “The Merger Agreement — Conditions to Completion of the Merger” for a summary description of these conditions. We expect to complete the merger during the first quarter of calendar year 2007. Because the merger is subject to governmental and regulatory approvals and other conditions, some of which are beyond Microsemi’s and PowerDsine’s control, the exact timing cannot be predicted.

Q:	Am I entitled to dissenters’ or appraisal rights?

A:	No. Under Israeli law, holders of PowerDsine ordinary shares are not entitled to statutory dissenters’ or appraisal rights in connection with the merger. However, if you object to the merger, you may file an objection with the court within 10 days of the publication of the filing of the motion to approve the merger (or in the case of substantial shareholders, within ten days of receipt of the notice), but not less than five days prior to the court hearing scheduled to be held on January 4, 2007 at 11:30 a.m. Israel time to approve the merger.

Q:	Will I continue to be able to trade my PowerDsine shares on the NASDAQ Global Market following the shareholders meeting?

A:	PowerDsine shareholders are expected to be able to trade their PowerDsine ordinary shares on the NASDAQ Global Market until the closing date of the merger.

Q:	What will happen to unexercised options to purchase PowerDsine shares?

A:	Subject to obtaining a tax pre-ruling from the Israeli tax authority, following the merger, each outstanding option under PowerDsine’s share option plans will be assumed by Microsemi and exchanged for the right to receive cash and shares of Microsemi common stock in the respective amounts for which PowerDsine ordinary shares are exchangeable in the merger, but will remain subject to the terms of exercise for such options, including the exercise price (as adjusted) and vesting schedule of each PowerDsine share option. If the applicable tax pre-ruling is not obtained prior to the effective time of the merger, following the merger, each outstanding PowerDsine option will convert into the right to receive only shares of Microsemi common stock, based on (i) the 0.1498 exchange ratio plus (ii) an exchange ratio calculated by dividing the amount of cash for which each PowerDsine ordinary share is exchangeable in the merger by the closing price of a share of Microsemi common stock on the NASDAQ Global Select Market on the day immediately preceding the closing date of the merger. Such options will remain subject to the terms of exercise for such options, including the exercise price (as adjusted) and vesting schedule of each PowerDsine share. See “The Merger Agreement — Effect on PowerDsine Share Options”.

Q:	Are there any risks related to the proposed transaction or any risks related to owning Microsemi common stock?

A:	Yes. You should carefully review the section entitled “Risk Factors” beginning on page 13 and in the documents incorporated by reference into this document.

Q:	Will my rights as a shareholder change as a result of the merger?

A:	Yes. PowerDsine and Microsemi are incorporated in different jurisdictions having different corporate laws. In addition, the governing documents of the two companies are different. As a result, you will have different rights as a Microsemi stockholder than as a PowerDsine shareholder. See “Comparison of Stockholder Rights.”

Q:	When and where will the PowerDsine special general meeting be held?

A:	The PowerDsine special general meeting is scheduled to be held at the principal executive offices of PowerDsine located at 1 HaNagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon 45421, Israel, at 10:00 a.m. Israel time, on December 27, 2006. The PowerDsine special general meeting is being convened by an order of an Israeli court, dated November 9, 2006. An English translation of the order is attached to this document as Annex C.

Q:	Who is entitled to vote at the PowerDsine special general meeting?

A:	PowerDsine has fixed November 17, 2006 as the record date for the PowerDsine special general meeting. If you were a PowerDsine shareholder at the close of business on the record date, you are entitled to vote on matters that come before the PowerDsine special general meeting. However, you may only vote your shares if you are present in person or represented by proxy at the PowerDsine special general meeting.

Q:	How can I vote?

A:	If you are entitled to vote at the PowerDsine special general meeting, you can vote in person at the special general meeting, or you can vote by proxy before the special general meeting. Even if you plan to attend the PowerDsine special general meeting, we encourage you to vote your shares by proxy as soon as possible. After carefully reading and considering the information contained in, and incorporated by reference into, this document, please submit your signed and completed proxy in accordance with the instructions set forth on the enclosed proxy card. For detailed information, please see “Information About the PowerDsine Special General Meeting — How to Vote.”

Q:	What vote of PowerDsine shareholders is required to complete the merger?

A:	The vote required to approve the merger agreement and the merger at the PowerDsine special general meeting is a majority of the PowerDsine shareholders present (in person or by proxy) and voting (not including abstentions), who hold together at least 75% of the ordinary shares represented at the PowerDsine special general meeting.

Q:	What happens if I do not indicate how to vote my shares on the proxy card?

A:	If you do not include instructions on how to vote your properly signed and dated proxy card, your shares will be voted FOR the approval of the merger agreement and the merger and in the discretion of Igal Rotem, as the proxy holder, on any other business that may properly come before the PowerDsine special general meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this document has been forwarded to you by your brokerage firm, bank or other nominee, or their agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide your broker, bank or other nominee with instructions on how to vote your “street name” shares, your broker, bank or other nominee might not be permitted to vote your “street name” shares on the proposal to approve the merger agreement and the merger. You should therefore be sure to provide your broker, bank or other nominee with instructions on how to vote your shares.

v

Q:	Have any PowerDsine shareholders agreed to vote FOR the merger agreement and the merger?

A:	Yes. Entities affiliated with General Atlantic Partners, PowerDsine’s largest shareholder, as well as Michael Anghel, Ronald D. Black, Dana Gross, Kenneth Levy, Erez Rosen, Igal Rotem, Philip P. Trahanas (who were all the directors of PowerDsine as of the date of the merger agreement) and Asaf Silberstein, David Goren, Aviram Shemer and Ilan Atias (who were executive officers of PowerDsine as of the date of the merger agreement) have each agreed to vote any outstanding PowerDsine ordinary shares owned by them as of the record date for the PowerDsine special general meeting, representing in the aggregate approximately 24.1% of the outstanding PowerDsine ordinary shares as of such date, FOR the proposal to approve the merger agreement and the merger.

Q:	Do PowerDsine’s executive officers and directors have any personal interests in the merger?

A:	Yes. PowerDsine’s executive officers and directors have personal interests in the merger that are different from, or are in addition to, those of PowerDsine shareholders generally. These interests include the following:

•	the expected acceleration of the vesting of PowerDsine’s non-employee directors’ share options in connection with the merger;

•	Microsemi’s obligation to provide indemnification and liability insurance benefits for the current PowerDsine executive officers and directors after the merger; and

•	employment arrangements that have been entered into with Microsemi by three executive officers of PowerDsine, including one executive officer who is also a director of PowerDsine.

For detailed information, please see “Summary — Interest of Certain Persons; Share Ownership of PowerDsine Directors and Officers”.

Q:	Can I change my vote after I have signed and returned my proxy card or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at the PowerDsine special general meeting. You can do this in one of two ways:

•	you can send a written notice stating that you would like to revoke your proxy, which must be received at least twenty four hours prior to the time set for beginning the special general meeting; or

•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received at least twenty four hours prior to the time set for beginning the special general meeting.

Your attendance at the meeting, in and of itself, will not revoke your proxy. Additionally, if you have instructed a broker to vote your shares, you must follow your broker’s directions to change those instructions.

Q:	If I purchased my PowerDsine ordinary shares after the record date, may I vote these shares at the PowerDsine special general meeting?

A:	No. A shareholder is not entitled to vote shares purchased after the record date because the shareholder was not the record holder of those shares on the record date. Only the record holder as of the record date may vote shares.

Q:	Should I send in my PowerDsine share certificates now?

A:	No. Please do not send your PowerDsine share certificates with your proxy card. After the merger is completed, you will receive a letter of transmittal providing instructions on how to exchange your certificates representing PowerDsine shares for Microsemi shares to be received in the merger.

Q:	Will the exchange of ordinary shares of PowerDsine for cash and shares of Microsemi common stock pursuant to the merger be a taxable transaction for U.S. federal income tax and Israeli income tax purposes?

A:	Yes, the exchange of ordinary shares of PowerDsine for cash and shares of Microsemi common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax and Israeli tax purposes and may also be a taxable transaction under other applicable tax laws.

While such exchange is a taxable event for Israeli tax purposes, Israeli law generally exempts non-residents of Israel (who do not have a permanent establishment in Israel) from Israeli capital gains tax on the sale of shares traded on certain stock exchanges, such as the NASDAQ Global Market. However, non-Israeli PowerDsine shareholders who acquired their shares prior to PowerDsine’s initial public offering in 2004 and who do not qualify for an exemption from Israeli capital gains tax under the Israeli Income Tax Ordinance (New Version), 1961, as amended (the “Tax Ordinance”) or an applicable tax treaty to which the State of Israel is a party, including the double tax treaty concluded between Israel and the United States, may be subject to Israeli capital gains tax on the disposition of their PowerDsine ordinary shares in the merger. Withholding requirements may apply with respect to the consideration to which PowerDsine’s shareholders and option holders will be entitled, and when submitting your shares for payment of the merger consideration, you may be required to provide certain information and/or declarations in connection with such requirements. See “The Merger — Material U.S. Federal and Israeli Income Tax Consequences.”

As discussed in the section called “The Merger — Material U.S. Federal and Israeli Income Tax
Consequences — Material U.S. Federal Income Tax Consequences,” you cannot use the tax summaries herein for the purpose of avoiding penalties that may be asserted against you under the Internal Revenue Code.

Q:	What should I know about forward-looking statements in this document and the documents incorporated by reference in this document?

A:	This document and the documents incorporated by reference into this document contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Forward-looking statements include statements concerning possible or assumed future results of operations of Microsemi, PowerDsine or the combined company, statements concerning possible future benefits of the merger and statements concerning Microsemi’s, PowerDsine’s and the combined company’s plans, objectives and expectations. These statements may contain words such as “expects”, “anticipates”, “intends,” “plans,” “believes,” “seeks,” “estimates” or other wording indicating future results or expectations. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under the caption entitled “Risk Factors” beginning on page 13 and the other cautionary statements made in this document and in other documents filed by the Company or Microsemi with the SEC, including Microsemi’s Annual Report on Form 10-K and Form 10-Q for the quarter ended July 2, 2006 and PowerDsine’s Annual Report on Form 20-F. Microsemi’s, PowerDsine’s or the combined company’s business, financial condition or results of operations could be materially adversely affected by any of these factors. Neither Microsemi nor PowerDsine undertakes any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document. See “Cautionary Statements Concerning Forward-Looking Statements.”

Q:	What should I do if I have questions about the special general meeting, the merger or this document?

A:	If you have any questions about the special general meeting, the merger or this document, or if you need additional copies of this document or the enclosed proxy card, you should contact PowerDsine’s information and proxy solicitation agent, Georgeson Inc., at:

Banks and Brokerage Firms, Please Call:
+1 (212) 440-9800
Shareholders and All Others Call Toll-free
+1 (866) 647-8862

In addition, you may also direct any questions about the merger to, and request additional copies of this document from:

PowerDsine Ltd.
Attention: Keren Rapoport-Bender
1 HaNagar St.
Hod Hasharon 45421, Israel
+972 (9) 775-5100

If your broker holds your shares, you may also call your broker for additional information.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully, you should read carefully this entire document and the documents to which we refer. See “Where You Can Find More Information.” The merger agreement is attached to this document as Annex A and is incorporated herein by reference. We encourage you to read it in its entirety, as it is the most important legal document that governs the merger.

The Companies

PowerDsine Ltd.
1 HaNagar St.
Hod Hasharon, 45421, Israel
+972 (9) 775-5100

PowerDsine Ltd. (“PowerDsine”) develops and supplies integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet (PoE) in local area networks, providing the capability to deliver and manage electrical power over data network cables.

Microsemi Corporation
2381 Morse Avenue
Irvine, California 92614
United States of America
+1 (949) 221-7100

Microsemi Corporation (“Microsemi”) is a leading designer, manufacturer and marketer of high performance analog and mixed signal integrated circuits and high reliability semiconductors. Microsemi’s semiconductors manage and control or regulate power, protect against transient voltage spikes and transmit, receive and amplify signals.

Pinnacle Acquisition Corporation Ltd
c/o Microsemi Corporation
2381 Morse Avenue
Irvine, California 92614
United States of America
+1 (949) 221-7100

Pinnacle Acquisition Corporation Ltd (“Pinnacle Acquisition”) is an Israeli company that is a newly formed, wholly owned subsidiary of Microsemi. Microsemi formed Pinnacle Acquisition solely to effect the merger, and this subsidiary has not conducted and will not conduct any business during any period of its existence. Upon completion of the merger, Pinnacle Acquisition will cease to exist.

See “The Companies.”

PowerDsine’s Reasons for the Merger; Recommendation of the PowerDsine Board of Directors

After careful consideration, all of the members of the PowerDsine board of directors present at the meeting of the board of directors voting on the merger unanimously resolved that the merger agreement and the transactions it contemplates are fair to, and in the best interests of, PowerDsine and its shareholders and approved the merger agreement. The one director absent from the meeting was unable to attend the meeting due to travel commitments. The PowerDsine board of directors unanimously recommends that you vote FOR the approval of the merger agreement and the merger.

In reaching its decision to approve the merger agreement and to recommend that PowerDsine shareholders vote to approve the merger agreement and the merger, the PowerDsine board of directors consulted with PowerDsine’s management and PowerDsine’s financial and legal advisors and considered a number of strategic, financial and other factors as described under “The Merger — PowerDsine’s Reasons for the Merger; Recommendation of the PowerDsine Board of Directors.”

Opinion of PowerDsine’s Financial Advisor

In connection with the merger, the PowerDsine board of directors received a written opinion, dated October 23, 2006, from PowerDsine’s financial advisor, Citigroup Global Markets Inc. (“Citigroup”), to the effect that, as of the date of the opinion and based upon and subject to the factors, assumptions, qualifications and limitations set forth in the opinion, the consideration of $8.25 in cash and 0.1498 shares of Microsemi common stock to be received for each PowerDsine ordinary share pursuant to the merger agreement was fair, from a financial point of view, to holders of PowerDsine ordinary shares. The full text of Citigroup’s written opinion is attached to this document as Annex B. We encourage you to read the opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Citigroup’s opinion was provided to the PowerDsine board of directors in connection with its evaluation of the consideration to be received for PowerDsine ordinary shares and relates only to the fairness, from a financial point of view, of the consideration to holders of PowerDsine ordinary shares. Citigroup’s opinion does not address any other terms, aspects or implications of the merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed merger. See “The Merger — Opinion of PowerDsine’s Financial Advisor.”

Interests of Certain Persons; Share Ownership of PowerDsine Directors and Officers

When considering the recommendation by the PowerDsine board of directors to vote FOR the proposal to approve the merger agreement and the merger, you should be aware that officers and directors of PowerDsine have interests in the merger that may be different from your interests, including:

•	PowerDsine and Microsemi have agreed to provide indemnification and liability insurance benefits to present and former directors and officers of PowerDsine and its subsidiaries for a period of six years after the completion of the merger;

•	the vesting of share options held by PowerDsine non-employee directors will be accelerated if, as expected, such individuals do not serve as directors of Microsemi immediately following the merger; and

•	the vesting of all the share options and restricted shares held by PowerDsine employees (including directors who are employees of PowerDsine) will be accelerated if, within 12 months after the completion of the merger, their employment with PowerDsine is involuntarily terminated without cause.

The PowerDsine board of directors was aware of these interests and considered them in approving the merger agreement and the merger.

In addition to these interests, following the board approval, Igal Rotem, a director and the Chief Executive Officer of PowerDsine, has executed an offer letter from Microsemi pursuant to which he will continue his employment with PowerDsine after completion of the merger in his current position or the equivalent position at Microsemi. Mr. Rotem’s existing employment agreement will stay in force except with respect to his salary, bonus payments, retention bonus (bonus payment for each one year anniversary he works as a full-time, active employee) and stock options grants as set forth in the offer letter. The employment terms of Mr. Rotem, as revised by the offer letter, are substantially similar to his existing employment terms with PowerDsine. Two other executive officers of PowerDsine have also executed offer letters from Microsemi pursuant to which they will continue their employment with PowerDsine after completion of the merger in their current position or the equivalent position at Microsemi.

As of the record date for the special general meeting, the directors and executive officers of PowerDsine, as a group, owned in the aggregate 137,500 outstanding PowerDsine ordinary shares (excluding any shares issuable upon the exercise of outstanding options and shares owned by affiliated entities of General Atlantic

Partners described below), representing approximately 0.67% of the outstanding PowerDsine ordinary shares. Philip Trahanas, one of the directors of PowerDsine, is a managing director of General Atlantic LLC which is a managing member of a number of General Atlantic Partners affiliated entities which together with their affiliated entities own in the aggregate 4,872,387 outstanding PowerDsine ordinary shares, representing approximately 23.4% of the outstanding ordinary shares of PowerDsine. Mr. Trahanas disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. See “Interests of Certain Persons in the Merger” and “Information About the PowerDsine General Meeting — Share Ownership of PowerDsine Directors and Executive Officers.”

Ownership of Microsemi Following the Merger

PowerDsine shareholders collectively will receive an estimated 3,056,261 shares of Microsemi common stock in the merger based on the number of PowerDsine ordinary shares issued and outstanding on November 17, 2006 (excluding shares issuable upon exercise of outstanding options).

Based on the number of shares of Microsemi common stock and PowerDsine ordinary shares outstanding as of November 17, 2006, PowerDsine shareholders will own approximately 4.1% of the shares of Microsemi common stock outstanding immediately after the merger.

The Merger Agreement

We have attached to this document the merger agreement as Annex A. You should read the merger agreement carefully and in its entirety. It is the most important legal document governing the merger. See “The Merger Agreement.”

Structure of the Merger

The merger is being effected as an arrangement between PowerDsine and its shareholders under the Israeli Companies Law. In the merger, Pinnacle Acquisition, a wholly owned subsidiary of Microsemi, will be merged with and into PowerDsine. PowerDsine will be the surviving company of the merger and will become a wholly owned subsidiary of Microsemi. See “The Merger Agreement — Structure of the Merger.”

Consideration

If the merger is completed, each holder of ordinary shares of PowerDsine at the effective time of the merger will be entitled to receive for each such share $8.25 in cash and 0.1498 of a share of Microsemi common stock. See “The Merger — Merger Consideration” and “The Merger Agreement — Exchange of PowerDsine Ordinary Shares in the Merger.”

Fractional Shares

Microsemi will not issue fractional shares in connection with the merger. If you would otherwise be entitled to receive a fraction of a share of Microsemi common stock (after aggregating all the fractional shares of Microsemi common stock that you would be entitled to receive), you will instead of that fraction receive cash, without interest, equal to that fraction multiplied by the average closing price of one share of Microsemi common stock for the five consecutive trading days ending on and including the second trading day immediately prior to the effective time of the merger, as reported on the NASDAQ Global Select Market. See “The Merger Agreement — Fractional Shares.”

Conditions to the Merger

The parties will complete the merger only if the parties satisfy or waive several conditions. The conditions include, among others:

•	the Israeli court shall have approved the merger and a certified copy of the approval shall have been filed with the Israeli companies registrar;

•	no applicable law of any jurisdiction in which either Microsemi or PowerDsine has material business or operations, shall prohibit or enjoin the consummation of the merger, and there shall not have been instituted or pending any action or proceeding by any governmental authority challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the consummation of the merger or seeking to obtain material damages with respect to the merger;

•	approvals by the Israeli Office of the Chief Scientist and the Israeli Investment Center shall have been obtained;

•	the shares of Microsemi common stock issuable to PowerDsine shareholders shall have been approved for listing on the NASDAQ Global Select Market;

•	if, prior to the closing of the merger, Microsemi receives notice or communication of any claim by the SEC with respect to the issuance of Microsemi securities pursuant to the terms of the merger agreement without registration under the Securities Act, Microsemi shall have prepared and filed a registration statement on Form S-4 with the SEC and the registration statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

•	the other party shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date; and

•	subject to certain exceptions, the representations and warranties of the other party must have been true and correct as of October 24, 2006 and as of the closing of the merger, provided that all those representations and warranties will be deemed to be true and correct at and as of the closing of the merger unless the failure of those representations or warranties to be true and correct (without giving effect to materiality or material adverse effect qualifiers) would reasonably be expected to result in a material adverse effect (as that term is defined in the merger agreement) on such other party.

See “The Merger Agreement — Conditions to Completion of the Merger” and “The Merger Agreement — Determination of Material Adverse Effect”.

Termination

Microsemi and PowerDsine can agree to terminate the merger agreement at any time prior to the effective time of the merger by mutual written agreement. In addition, either Microsemi or PowerDsine can terminate the merger agreement if any of the following occurs:

•	the merger does not close by August 31, 2007, unless such failure to be consummated by such date resulted from breach by such party of the merger agreement;

•	any applicable law or court order or judgment of any jurisdiction in which either Microsemi or PowerDsine has material business or operations, prohibiting or enjoining the consummation of the merger, becomes final and non-appealable; or

•	the required approval of PowerDsine’s shareholders or (if applicable) its creditors has not been obtained due to the failure to obtain the vote necessary to approve the merger at the PowerDsine special general meeting.

In addition, the merger agreement may be terminated by PowerDsine at any time prior to the effective time of the merger if any of the following occurs:

•	PowerDsine’s board of directors authorizes the Company to enter into a binding definitive agreement for a superior proposal with respect to which the board of directors is entitled to make an adverse recommendation change. Provided that prior to such termination, PowerDsine shall have paid Microsemi any termination fee due (if any) and given Microsemi written notice at least 48 hours prior to such termination of its intention to terminate the merger agreement and to enter into a binding definitive agreement with respect to a superior proposal and Microsemi does not make, within the notice period described above, a revised proposal that PowerDsine board of directors determines in good faith after consultation with its financial advisors and its outside legal counsel would, if consummated, result in a transaction at least as favorable to PowerDsine’s shareholders as such superior proposal; or

•	either Microsemi or Pinnacle Acquisition breaches any representation or warranty or fails to perform any of its covenants set forth in the merger agreement to a degree such that the conditions to closing relating to the breaching party’s representations, warranties and covenants would not be satisfied, and either Microsemi is not using its reasonable best efforts promptly to cure such breach or failure after notice thereof, or such condition is reasonably incapable of being satisfied by August 31, 2007.

In addition, the merger agreement may be terminated by Microsemi at any time prior to the effective time of the merger if any of the following occurs:

•	the board of directors of PowerDsine makes an adverse recommendation change;

•	PowerDsine enters into a binding definitive agreement with respect to a superior proposal;

•	PowerDsine knowingly and materially breaches any of its obligations with respect to obtaining the court approval, the shareholders meeting or the provisions restricting PowerDsine’s right to solicit a competing acquisition transaction; or

•	PowerDsine breaches its representations or, warranties or fails to perform any of its covenants in the merger agreement to a degree such that the conditions to closing relating to PowerDsine’s representations, warranties and covenants would not be satisfied, and PowerDsine is not using its reasonable best efforts promptly to cure such breach, or such condition is reasonably incapable of being satisfied by August 31, 2007.

No Solicitation of Acquisition Proposals

The merger agreement contains detailed provisions restricting PowerDsine’s right to engage in a competing acquisition transaction. See “The Merger Agreement — No Solicitation of Acquisition Proposals by PowerDsine.”

Termination Fee

PowerDsine will be required to pay a termination fee of $8.6 million to Microsemi if the merger agreement is terminated under certain circumstances in connection with a third party acquisition proposal. See “The Merger Agreement — Termination Fee.”

Court Approval

The merger is intended to be effected as an arrangement between PowerDsine and its shareholders under the Israeli Companies Law. PowerDsine has received Israeli court approval to convene the special general meeting to approve the merger. If PowerDsine shareholder approval for the merger is obtained, PowerDsine must seek Israeli court approval of the merger, and will publish notice of the receipt of shareholder approval of the merger, the filing of the motion to the court to approve the merger and the date of the court hearing to approve the merger. In addition, PowerDsine has agreed to deliver to each of its shareholders a notice of the meeting and copies of the order of the court to convene the meeting. An English translation of the application for the approval of the proposed merger submitted to the Israeli court and the order of the court to convene the special general meeting are attached to this document as Annex C. You should note that, if the merger is approved by PowerDsine’s shareholders at the special general meeting, you will have the right to submit to the court your objection to the arrangement contemplated by the merger during a period of ten days following the publication by PowerDsine of the filing of the motion to approve the merger, and no later than five days before the court hearing scheduled to be held on January 4, 2007 at 11:30 a.m. Israel time to approve the merger.

U.S. Securities Law Exemption

If the Israeli court approves the proposed merger in accordance with the procedures described above, it is expected that the issuance of Microsemi common stock in the merger will be made without registration under the Securities Act in reliance on an exemption under Section 3(a)(10) of the Securities Act.

Israeli Securities Approval

On November 8, 2006, PowerDsine notified the Israeli Securities Authority of the submission of the motion to convene the PowerDsine special general meeting. On November 13, 2006 Microsemi submitted a request to the Israeli Securities Authority to confirm that there will be no prospectus requirement under Israeli law in connection with issuance of Microsemi common stock in the merger.

Regulatory Approval

Microsemi and PowerDsine are also required to receive Israeli regulatory approvals, including from the Investment Center of the Israeli Ministry of Industry, Trade and Labor and the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. PowerDsine applied for these approvals on November 15, 2006. See “The Merger — Regulatory Matters.”

Material U.S. Federal and Israeli Income Tax Consequences

The exchange of ordinary shares of PowerDsine for cash and shares of Microsemi common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Additionally, such exchange is a taxable event for Israeli tax purposes. Israeli law, however, generally exempts non-residents of Israel (who do not have a permanent establishment in Israel) from Israeli capital gains tax on the sale of shares traded on certain stock exchanges, such as the NASDAQ Global Market. However, non-Israeli resident shareholders of PowerDsine who acquired their shares prior to PowerDsine’s initial public offering in 2004 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the double tax treaty concluded between Israel and the United States, may be subject to Israeli capital gains tax on the disposition of their PowerDsine ordinary shares in the merger. Withholding requirements may apply to the consideration receivable in the transaction, as discussed in the section called “Material U.S. Federal and Israeli Tax Consequences.”

As discussed in the section called “Material U.S. Federal Income Tax Consequences,” you can not use the tax summaries herein for the purpose of avoiding penalties that may be asserted against you under the Internal Revenue Code.

You should consult your tax advisor about the particular tax consequences of the merger to you.

Risk Factors

You should note that an investment in Microsemi common stock involves risks and uncertainties. In addition, the merger agreement and the merger each involve certain risks. You should consider these risks in evaluating how to vote your PowerDsine ordinary shares at the PowerDsine special general meeting. See “Risk Factors.”

Voting Agreements

Entities affiliated with General Atlantic Partners, as a group, PowerDsine’s largest shareholder, and PowerDsine’s directors and executive officers as of the date of the merger agreement, each in his or her capacity as a shareholder of PowerDsine, have entered into voting agreements with, and have agreed to grant proxies to, Microsemi to vote their shares in favor of, among other things, approval of the merger agreement and the merger. As of November 17, 2006, the record date for the PowerDsine special general meeting, such shareholders collectively owned in the aggregate 4,919,887 outstanding PowerDsine ordinary shares (excluding any shares issuable upon the exercise of outstanding options), representing approximately 24.1% of PowerDsine’s outstanding ordinary shares as of the record date. See “Other Material Agreements Relating to the Merger — Voting Agreements.”

MICROSEMI SELECTED FINANCIAL DATA

When you read this summary historical financial data, it is important that you also read Microsemi’s historical consolidated financial statements and related notes incorporated by reference into this document, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Microsemi’s annual and quarterly reports incorporated by reference into this document. See “Where You Can Find More Information.”

The selected historical consolidated financial data for fiscal 2003, 2004 and 2005 have been derived from audited consolidated financial statements and related notes incorporated by reference in this document. The selected historical consolidated financial data for fiscal 2001 and 2002 have been derived from audited consolidated financial statements and related notes not incorporated by reference in this document.

The selected balance sheet data as of July 3, 2005 and July 2, 2006 and the selected income statement data for the nine months ended July 3, 2005 and July 2, 2006 have been derived from unaudited financial statements incorporated by reference in this document. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which Microsemi considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended July 2, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ended October 1, 2006.

	Fiscal Year Ended					Nine Months Ended (unaudited)
	September 30,	September 29,	September 28,	September 26,	October 2,	July 3,	July 2,
	2001	2002	2003	2004	2005	2005	2006
	(In thousands, except per share amounts)

Selected Income Statement Data:
Net sales	$243,388	$212,640	$197,371	$244,805	$297,440	$218,286	$267,233
Gross profit	81,456	65,859	60,541	77,539	125,692	87,483	121,161
Operating expenses	56,595	72,354	55,775	69,080	84,410	57,515	77,355
Income (loss) before cumulative effect of a change in accounting principle	17,289	(4,709)	3,183	5,636	29,223	21,063	27,553
Cumulative effect of a change in accounting principle, net of income tax benefit	—	—	(14,655)	—	—	—	—
Net income (loss)	$17,289	$(4,709)	$(11,472)	$5,636	$29,223	$21,063	$27,553
Earning (loss) per share:
Basic income (loss) before cumulative effect of a change in accounting principle	$0.31	$(0.08)	$0.05	$0.10	$0.47	$0.34	$0.40
Cumulative effect of a change in accounting principle, net of income tax benefit	—	—	(0.25)	—	—	—	—
Net income (loss) per share:	$0.31	$(0.08)	$(0.20)	$0.10	$0.47	$0.34	$0.40
Diluted earning (loss) per share:
Income (loss) before cumulative effect of a change in accounting principle	$0.29	$(0.08)	$0.05	$0.09	$0.45	$0.33	$0.38
Cumulative effect of a change in accounting principle, net of income tax benefit	—	—	(0.25)	—	—	—	—
Net income (loss) per share:	$0.29	$(0.08)	$(0.20)	$0.09	$0.45	$0.33	$0.38
Weighted average Shares outstanding
Basic	55,812	57,352	57,906	59,168	61,639	61,193	68,569
Diluted	59,158	57,352	59,018	61,987	65,233	64,759	71,721

	As of
	July 3,	July 2,
	2005	2006
	(Unaudited, in thousands)

Selected Balance Sheet Data:
Working capital	$144,524	$272,963
Total assets	$271,124	$490,257
Long-term liabilities	$3,680	$6,682
Stockholders’ equity	$220,425	$435,905

Recent Developments

On November 16, 2006, Microsemi reported its unaudited fourth quarter and fiscal year 2006 operating results. Following are selected data derived from such results:

Three Months Ended
October 1, 2006
(Unaudited, in
thousands, except per
share amounts)

Selected Income Statement Data:
Net sales	$103,244
Gross profit	$43,640
Net income (loss)	$8,112
Earnings (loss) per share:
Basic	$0.11
Diluted	$0.11

Fiscal Year Ended
October 1, 2006
(Unaudited, in
thousands, except per
share amounts)

Selected Income Statement Data:
Net sales	$370,477
Gross profit	$164,801
Net income (loss)	$35,665
Earnings (loss) per share:
Basic	$0.52
Diluted	$0.50

As of
October 1, 2006
(Unaudited,
in thousands)

Selected Balance Sheet Data:
Working capital	$293,251
Total assets	$514,047
Long-term liabilities	$6,701
Stockholders’ equity	$453,091

POWERDSINE SELECTED FINANCIAL DATA

When you read this summary historical financial data, it is important that you also read PowerDsine’s historical consolidated financial statements and related notes incorporated by reference into this document, as well as the sections entitled “Operating and Financial Review and Prospects” in PowerDsine’ reports incorporated by reference into this document. See “Where You Can Find More Information.”

The selected historical consolidated financial data for fiscal 2003, 2004 and 2005 have been derived from audited consolidated financial statements and related notes incorporated by reference in this document. The selected historical consolidated financial data for fiscal 2001 and 2002 have been derived from audited consolidated financial statements and related notes not incorporated by reference in this document.

The selected consolidated balance sheet data as of September 30, 2005 and September 30, 2006 and the selected consolidated statement of operations data for the nine months ended September 30, 2005 and 2006 have been derived from unaudited financial statements incorporated by reference in this document. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which PowerDsine considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006.

						Nine Months Ended
	Fiscal Year Ended					(unaudited)
	December 31,	December 31,	December 31,	December 31,	December 31,	September 30,	September 30,
	2001	2002	2003	2004	2005	2005	2006
	(In thousands, except per share amounts)

Consolidated Statement of Operations Data:
Sales	$19,623	$16,410	$25,104	$41,168	$38,619	$31,397	$25,266
Cost of sales*	12,027	9,655	12,316	20,189	18,167	14,559	12,183
Gross profit	7,596	6,755	12,788	20,979	20,452	16,838	13,083
Operating expenses:
Research and development	12,193	6,050	5,220	6,658	6,634	4,884	6,359
Selling and marketing	6,482	5,173	6,138	7,507	9,653	6,971	8,138
General and administrative	3,205	2,416	2,130	2,678	3,690	2,620	2,877
Stock-based compensation**	56	—	1,135	5,848	1,904	1,502	3,258
Other Income							(474)
Restructuring expenses	—	—	—	—	—	—	1,545
Total operating expenses	(21,936)	(13,639)	(14,623)	(22,691)	(21,881)	15,977	21,703
Loss from operations	(14,340)	(6,884)	(1,835)	(1,712)	(1,429)	861	(8,620)
Financial income (expenses), net	(210)	452	93	699	2,335	1,712	2,109
Taxes on income	(50)	(63)	(54)	(121)	(155)	(126)	(15)
Cumulative effect of change in accounting principle							77
Net income (loss)	$(14,600)	$(6,495)	$(1,796)	$(1,134)	751	2,447	(6,449)
Net income (loss) per ordinary share, basic and diluted	$(8.81)	$(3.91)	$(1.08)	$(0.10)	0.04	$0.13	$(0.32)
Diluted	$—	$—	$—	$—	$—	$0.12	$(0.32)

						Nine Months Ended
	Fiscal Year Ended					(unaudited)
	December 31,	December 31,	December 31,	December 31,	December 31,	September 30,	September 30,
	2001	2002	2003	2004	2005	2005	2006
	(In thousands, except per share amounts)

Weighted average shares used in computing net loss per ordinary share:
Basic	1,656,450	1,659,825	1,660,030	11,210,780	19,490,449	19,460,242	19,935,576
Diluted	1,656,450	1,659,825	1,660,030	11,210,780	20,715,844	20,721,447	19,935,576
*Stock-based compensation included in:
Cost of sales	$5	$—	$59	$139	$139	$104	$311
**Stock-based compensation consists of:
Research and development	17	—	296	655	640	826	492
Selling and marketing	35	—	219	428	232	675	142
General and administrative	4	—	620	4,765	1,032	1,446	764

	As of
	September 30,	September 30
	2005	2006
	(Unaudited, in thousands)

Selected Balance Sheet Data:
Working capital	$55,486	$50,270
Total assets	$94,462	$91,267
Long-term liabilities	$2,250	$2,371
Stockholders’ equity	$81,590	$79,174

COMPARATIVE PER SHARE MARKET PRICE DATA

PowerDsine ordinary shares are traded on the NASDAQ Global Market under the symbol “PDSN.” Microsemi common stock is traded on the NASDAQ Global Select Market under the symbol “MSCC.”

The following table shows the high and low sale prices per share, of PowerDsine ordinary shares and Microsemi common stock, adjusted for a stock split in February 2004, as reported on the NASDAQ markets. The fiscal quarters indicated are those of PowerDsine.

	Microsemi
	Common Stock		PowerDsine Ordinary Shares
	Per Share Sales Prices		Per Share Sales Prices
	High	Low	High		Low

2004:
First Quarter	$16.31	$13.18	$	N/A	$	N/A
Second Quarter	$14.75	$10.80		$13.25		$11.75
Third Quarter	$14.10	$9.63		$13.82		$7.74
Fourth Quarter	$18.76	$14.45		$14.94		$11.01
2005:
First Quarter	$17.37	$14.66		$13.90		$8.61
Second Quarter	$20.85	$14.88		$11.10		$7.32
Third Quarter	$25.54	$18.96		$11.27		$8.76
Fourth Quarter	$28.81	$22.45		$11.57		$5.95
2006:
First Quarter	$31.48	$27.40		$8.36		$6.6
Second Quarter	$29.11	$22.43		$8.33		$6.16
Third Quarter	$28.69	$18.85		$9.80		$6.87
Fourth Quarter
(through November 17)	$21.84	$16.82		$11.20		$9.23

The following table shows the closing sale prices per share of Microsemi common stock and PowerDsine ordinary shares as reported on the NASDAQ markets on:

•	October 23, 2006, the last trading day of the NASDAQ markets before public announcement that Microsemi and PowerDsine had entered into the merger agreement; and

•	November 17, 2006, the last full trading day for which closing prices were available as of the date of this document.

The table also includes the equivalent merger consideration per PowerDsine ordinary share on those dates. These equivalent PowerDsine share prices reflect the 0.1498 of a share of Microsemi common stock and $8.25 in cash that PowerDsine shareholders will be entitled to receive for each PowerDsine ordinary share in the merger.

			Equivalent
			Merger Consideration
	Microsemi	PowerDsine	Per Share
	Common	Ordinary	(including cash
	Stock	Shares	consideration

October 23, 2006	$18.36	$9.28	$11.00
November 17, 2006	$20.35	$11.01	$11.30

The above table only shows historical comparisons. These comparisons may not provide meaningful information in determining whether to approve the merger agreement and the merger. PowerDsine urges you to obtain current market quotations for Microsemi common stock and PowerDsine ordinary shares and to review carefully the information contained or incorporated by reference in this document in considering whether to approve the merger agreement and the merger.

DIVIDEND DATA

PowerDsine

PowerDsine has never declared or paid any cash dividends on PowerDsine ordinary shares. PowerDsine does not intend to pay cash dividends on the ordinary shares in the foreseeable future.

Microsemi

Microsemi has not paid or declared any cash dividends in the last five years and does not anticipate paying any cash dividends in the foreseeable future. Any future possibility of paying cash dividends will be affected by prohibitions against dividend payments contained in current or future covenants under Microsemi’s loan agreements and other contractual arrangements.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, you should carefully consider the following risk factors in deciding whether to vote in favor of the proposal to approve the merger agreement and the merger.

If the merger is completed, you will be exchanging your current investment in PowerDsine ordinary shares for cash and an investment in Microsemi common stock. An investment in Microsemi common stock involves a high degree of risk.

Risks Related to the Proposed Merger

Microsemi’s operating results may fluctuate significantly, which may adversely affect Microsemi’s operations and its stock price.

Microsemi’s quarterly and annual operating results have fluctuated significantly in the past and are expected to continue to fluctuate in the future. This fluctuation could result from a variety of factors, including, among others, the following:

•	downturns in the highly cyclical semiconductor industry may affect and have adversely affected the operating results and the value of Microsemi’s business;

•	the semiconductor business is highly competitive and increased competition could reduce Microsemi’s value;

•	new technologies could result in the development of competing products and a decrease in demand for Microsemi’s products;

•	failure to protect Microsemi’s proprietary technologies or maintain the right to use certain technologies may negatively affect Microsemi ability to compete;

•	compound semiconductor products may not successfully compete with silicon-based products;

•	production delays related to new compound semiconductors could adversely affect Microsemi future results;

•	Microsemi may not be able to develop new products to satisfy changes in demand;

•	Microsemi must commit resources to research and development, design, and production prior to receipt of purchase commitments and could lose some or all of the associated investment;

•	variability of Microsemi’s manufacturing yields may affect Microsemi’s gross margins and profits;

•	international operations and sales expose Microsemi to material risks;

•	delays in beginning production, implementing production techniques, resolving problems associated with technical equipment malfunctions, or issues related to government or customer qualification of facilities could adversely affect Microsemi’s manufacturing efficiencies and ability to realize cost savings;

•	interruptions, delays or cost increases affecting Microsemi’s materials, parts, equipment or subcontractors may impair Microsemi’s competitive position;

•	fixed costs may reduce operating results if Microsemi’s sales fall below expectations;

•	there may be unanticipated costs associated with adding to or supplementing Microsemi’s manufacturing capacity;

•	Microsemi’s future success depends, in part, upon Microsemi’s ability to continue to attract and retain the services of its executive officers or other key management personnel;

•	failure to manage consolidation of operations effectively could adversely affect Microsemi’s margins and earnings;

•	Microsemi has acquired and may acquire other companies and may be unable successfully to integrate such companies with its existing operations;

•	Microsemi may engage in future acquisitions that dilute the ownership interests of Microsemi’s stockholders and cause Microsemi to incur debt or to assume contingent liabilities;

•	Microsemi has closed, combined, sold or disposed of certain subsidiaries or divisions, which in the past has reduced Microsemi’s sales volume and resulted in restructuring costs;

•	Microsemi’s products may be found to be defective or hazardous and Microsemi may not have sufficient liability insurance;

•	environmental liabilities could adversely impact Microsemi’s financial position;

•	litigation could adversely impact Microsemi’s financial position;

•	some of Microsemi’s facilities are located near major earthquake fault lines;

•	Delaware law and Microsemi’s charter documents contain provisions that could discourage or prevent a potential takeover of Microsemi that might otherwise result in Microsemi’s stockholders receiving a premium over the market price for their shares;

•	Microsemi may have increasing difficulty to attract and retain qualified outside board members;

•	Microsemi may not make the sales that are suggested by Microsemi’s order rates, backlog or book-to-bill ratio, and Microsemi’s book-to-bill ratio may be affected by product mix;

•	there may be some potential effects of system outages;

•	Microsemi’s accounting policies and estimates have a material effect on the financial results Microsemi reports; and

•	the factors discussed elsewhere under this section or incorporated by reference.

The exchange ratio applicable to the stock consideration payable in the merger is fixed and therefore the market price of the consideration you receive in the merger will fluctuate.

Upon completion of the merger, each PowerDsine shareholder will become entitled to receive $8.25 in cash and 0.1498 shares of Microsemi common stock for each ordinary share of PowerDsine. The exchange ratio will not change even though the market price of both PowerDsine ordinary shares and Microsemi common stock fluctuates on a daily basis. Neither PowerDsine nor Microsemi may withdraw from the merger, and PowerDsine may not resolicit the vote of its shareholders, solely because of changes in the market price of PowerDsine ordinary shares or Microsemi common stock either before or after the merger is approved by PowerDsine’ shareholders. The specific dollar value of Microsemi common stock you will receive pursuant to the merger will depend on the market value of Microsemi common stock at the time of the merger, which may be lower than the closing price of Microsemi common stock on (i) the last full trading day preceding public announcement of the merger agreement, (ii) the last full trading day prior to the date of this document, (iii) the date of the PowerDsine special general meeting or (iv) the date the merger is approved by the Israeli court. There may be a significant amount of time between the date PowerDsine shareholders approve the merger at the PowerDsine special general meeting and the date that the other conditions to the merger are satisfied and the merger is consummated and PowerDsine’s shareholders become entitled to receive the merger consideration. Although the market price of both PowerDsine ordinary shares and Microsemi common stock will continue to fluctuate during that period, the exchange ratio and cash consideration will not change.

All conditions to the merger may not be satisfied and the merger may not be completed. If the merger is not completed, PowerDsine’s business and operations could be materially harmed.

The merger is subject to the satisfaction of certain closing conditions that are beyond either company’s control and that may prevent its completion. Neither Microsemi nor PowerDsine can predict whether these conditions will be satisfied. These conditions include the approval of the merger by PowerDsine’ shareholders, as well as Israeli court approval. The merger is also subject to regulatory review in Israel. Due to these conditions or other factors, the merger may not be completed.

If the merger is not completed, PowerDsine may be subject to the following material risks, among others:

•	the disruption to PowerDsine’s relationships with customers, distributors, suppliers, licensors, licensees and business partners as a result of uncertainties relating to the proposed merger with Microsemi may detract from PowerDsine’s ability to (i) grow or even maintain its level of revenues which may lead to a loss of market position and profitability that PowerDsine might be unable to regain. In particular, in anticipation of the merger, customers may reduce future orders, pursue other sources for supply, or curtail or terminate their relationships with PowerDsine. PowerDsine might not be able to regain those relationships, and PowerDsine might not be able to replace any lost business with new customers. At the same time, PowerDsine’ relationships with its key suppliers could also be harmed, and PowerDsine might not be able to obtain suitable replacement sources of supply;

•	PowerDsine may lose potential strategic opportunities while the merger is pending;

•	the diversion of management attention from PowerDsine’s day-to-day business to undertake the necessary actions to achieve the closing of the merger may detrimentally affect PowerDsine’s business;

•	PowerDsine could lose key employees during the merger approval process or due to the merger not being completed. In addition, the motivation of remaining employees may be adversely affected;

•	third parties may be reluctant to enter into or renew relationships with PowerDsine due to uncertainties relating to PowerDsine continuing as an independent company;

•	if the merger agreement is terminated and the PowerDsine board of directors determines to seek another merger or business combination, PowerDsine may not be able to find a party willing to pay an equivalent or more attractive price than that which would be paid in the proposed merger with Microsemi;

•	PowerDsine may be required to pay Microsemi a termination fee of $8.6 million if the merger agreement is terminated under certain circumstances, as described under “The Merger Agreement — Termination Fee”;

•	PowerDsine’s costs related to the merger, such as legal and accounting fees, must be paid by PowerDsine even if the merger is not completed;

•	PowerDsine would not realize the benefits it expects from being part of the combined company;

•	PowerDsine’s ability to raise capital to fund its business needs or pursue strategic opportunities may be impaired; and

•	the price of PowerDsine ordinary shares will likely decline, and the decline could be exacerbated if PowerDsine shareholders sell substantial amounts of PowerDsine ordinary shares in the public market, including likely sales by arbitrageurs who may have acquired PowerDsine shares.

As a result of all these risks, PowerDsine may not be able to continue its present level of operations, may need to scale back its business and may not be able to take advantage of future opportunities or effectively respond to competitive pressures, any of which could have a material adverse effect on its business and results of operations.

Although Microsemi and PowerDsine expect that the merger will result in benefits to the combined company, those benefits may not occur because of integration and other challenges.

If the merger is completed, achieving the expected benefits of the merger will depend on the timely and efficient integration of Microsemi’s and PowerDsine’s technology, operations, business culture and personnel. This will be particularly challenging due to the fact that PowerDsine is headquartered in Israel and Microsemi is headquartered in the United States. The integration may not be completed as quickly as expected, and if Microsemi fails to effectively integrate the companies or the integration takes longer than expected, Microsemi may not achieve the expected benefits of the merger. The challenges involved in this integration include, among others:

•	retaining the customers and sales distribution channels of both companies;

•	retaining the main sources of supply of both companies;

•	incorporating PowerDsine’s technology and products into Microsemi’s current and future technology and product lines;

•	integrating PowerDsine’s sales force into Microsemi’s worldwide product sales network;

•	demonstrating to PowerDsine’s customers that the merger will not result in adverse changes in pricing, customer service standards or product support;

•	coordinating research and development activities to enhance introduction of new products and technologies;

•	integrating PowerDsine’s internal control over financial reporting with Microsemi’s internal control over financial reporting;

•	migrating both companies to a common enterprise resource planning information system to integrate all operations and sales and administrative activities for the combined company in a timely and cost-effective way;

•	integrating PowerDsine’s operations with Microsemi’s;

•	persuading the employees of both companies that the companies’ business cultures are compatible;

•	maintaining employee morale and retaining key employees; and

•	ensuring there are no delays in releasing new products to market.

This integration effort will be international in scope, complex, time consuming and expensive, and may disrupt the respective businesses or result in the loss of customers or key employees or the diversion of the attention of management. In addition, the integration process may strain Microsemi’s financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from Microsemi’s core business objectives. There can be no assurance that Microsemi and PowerDsine will successfully integrate their respective businesses or that Microsemi will realize the anticipated benefits of the merger. If Microsemi does not realize the anticipated benefits of the merger, the merger could result in a reduction of Microsemi’s per-share earnings as compared to the per-share earnings that would have been achieved by Microsemi if the merger had not occurred.

General uncertainty related to the merger could harm PowerDsine and the combined company.

PowerDsine’s existing customers may, in response to the announcement of the proposed merger, reduce future orders, pursue other sources of supply, or delay or defer purchasing decisions. If any of the foregoing occurs, the revenues of the applicable company, as well as the revenues of the combined company following the merger, could be lower than expected and market share could be lost. In addition, the proposed merger, as well as any significant delay in closing the proposed merger, may create uncertainty among important suppliers, which might lead suppliers to reduce supply or adversely modify pricing to PowerDsine. Any of the foregoing could have an adverse effect on the applicable company’s revenues, margins and profitability which, in turn could cause PowerDsine’s results to be substantially below the expectations of market analysts and have an adverse impact on PowerDsine’s or the combined company’s stock price.

Furthermore, Microsemi’s and PowerDsine’s employees may experience or perceive uncertainty about their future roles with the combined company following the merger. This may harm Microsemi’s and PowerDsine’s ability to attract and retain key management, marketing, sales, technical and research & development personnel.

Also, speculation regarding the likelihood of the completion of the merger could increase the volatility of Microsemi’s and PowerDsine’s share prices before the closing of the merger.

Any delay in completing the merger may reduce or eliminate the expected benefits of the merger.

In addition to the approval of PowerDsine shareholders, the merger is subject to a number of other conditions beyond either company’s control that may delay or prevent its completion, including required regulatory clearances and approvals. Neither Microsemi nor PowerDsine can predict whether or when these conditions will be satisfied. Any delay in completing the merger could cause the combined company not to realize some or all of the synergies that are expected to be achieved if the merger is successfully completed within its expected timeframe.

A prolonged delay in completing the planned merger may increase uncertainty among Microsemi’s or PowerDsine’s employees, customers, suppliers or partners, which could exacerbate the risks described in the preceding risk factors and have an adverse effect on Microsemi’s or PowerDsine’s business and results of operations. In addition, a prolonged delay could affect Microsemi’s or PowerDsine’s operational planning, budgeting, capital expenditures and hiring decisions, which could harm Microsemi’s or PowerDsine’s business and results of operations.

Regulatory agencies may delay or refuse to approve the merger.

Microsemi and PowerDsine are subject to the antitrust laws of the United States and other jurisdictions, as well as Israeli regulatory requirements. Governmental entities with which any filings may be required to be made may seek concessions as conditions for granting approval of the merger. Under the merger agreement, Microsemi and PowerDsine have both agreed to use reasonable best efforts to complete the merger, including to gain clearance from antitrust and competition authorities and to obtain other required regulatory approvals. For this purpose, if any objections are asserted with respect to the transactions contemplated by the merger by any regulatory agency which would prevent, materially impede or materially delay the completion of the merger, each of Microsemi and PowerDsine is required to use reasonable best efforts to resolve any such objections so as to permit the completion of the merger. See “The Merger Agreement — Reasonable Best Efforts.” These actions may adversely affect Microsemi, PowerDsine or the combined company. U.S. and foreign regulatory authorities may challenge the merger on antitrust grounds and, if such a challenge is made, they may succeed in enjoining the merger as presently contemplated. Failure to obtain regulatory clearances could result in termination of the merger agreement. See “The Merger Agreement — Termination of the Merger Agreement.”

PowerDsine’s executive officers and directors have personal interests in the merger.

PowerDsine’s executive officers and directors have personal interests in the merger that are different from, or in addition to, those of PowerDsine shareholders generally. These interests include the following:

•	the expected acceleration of the vesting of PowerDsine share options for directors in connection with the merger;

•	the vesting of all of the share options and restricted shares held by PowerDsine employees (including executive officers) will be accelerated if, within 12 months after the completion of the merger, their employment with PowerDsine is voluntarily terminated;

•	Microsemi’s obligation to provide indemnification and liability insurance benefits to the current and former directors and officers of PowerDsine; and

•	employment arrangements with Microsemi for three executive officers of PowerDsine, including one executive officer who is a director of PowerDsine.

See “Interests of Certain Persons in the Merger.”

The merger agreement restricts PowerDsine’s ability to pursue alternatives to the merger.

The merger agreement contains “no solicitation” provisions that, subject to exceptions, restrict PowerDsine’s ability to solicit, initiate or knowingly encourage, discuss or commit to competing third-party proposals to acquire all or a significant part of PowerDsine. PowerDsine has also agreed that the PowerDsine board of directors will not withdraw or modify in a manner adverse to Microsemi its recommendation of the merger agreement, subject to certain limited exceptions, and Microsemi generally has a right to be informed of any competing acquisition proposal that PowerDsine might receive. Although the PowerDsine board of directors is permitted to take actions in response to a competing acquisition proposal if it determines that doing so is necessary in order to comply with its fiduciary duties, taking certain actions in specified situations could entitle Microsemi to terminate the merger agreement and receive a termination fee of $8.6 million from PowerDsine. Also, if the PowerDsine board of directors withdraws or modifies its recommendation of the merger agreement, PowerDsine would be required to pay Microsemi a termination fee of $8.6 million.

These “no solicitation” provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of PowerDsine from considering or proposing such an acquisition, even if it was prepared to pay consideration with a higher per share cash or market value than the Microsemi consideration proposed to be issued in the merger, or could result in a potential competing acquirer proposing to pay a lower per share price to acquire PowerDsine than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable to Microsemi. In addition, the provisions of the voting agreements described under “Other Material Agreements Relating to the Merger — Voting Agreements” could also impede a potential competing acquisition proposal.

Charges and other accounting changes resulting from the merger may adversely affect the combined company’s earnings and the market value of Microsemi’s common stock following the merger.

The acquisition of PowerDsine by Microsemi will require a one-time write-off by the combined company of in-process research and development, and will result in the amortization of identifiable purchased intangible assets, increased depreciation and increased equity-based compensation charges by the combined company. If goodwill created in the acquisition becomes impaired, the combined company may be required to incur material charges relating to the impairment of that asset. In addition, the acquisition could result in Microsemi incurring impairment charges in order to write down the carrying amount of PowerDsine assets that may not be fully utilized or realized by Microsemi. Any of the foregoing could have a material adverse effect on the combined company’s consolidated financial position and results of operations and the market value of Microsemi’s common stock.

If PowerDsine shareholders sell the Microsemi common stock received in the merger immediately, these sales could cause a decline in the market price of Microsemi common stock.

The Microsemi common stock received by PowerDsine shareholders in the merger will be immediately available for resale in the public market, except for shares issued to PowerDsine’ shareholders who were affiliates of PowerDsine before the merger or who become affiliates of Microsemi after the merger, which will be subject to additional transfer restrictions. Based on the number of PowerDsine’s ordinary shares and Microsemi’s common stock outstanding on November 17, 2006, shareholders of PowerDsine will own approximately 4.1% of the outstanding Microsemi common stock upon completion of the merger. If PowerDsine shareholders sell the Microsemi common stock received in the merger immediately, or if other holders of Microsemi common stock sell significant amounts of Microsemi common stock, the market price of Microsemi common stock may decline.

Other Risks Related to Microsemi

For a description of other risks associated with Microsemi’s business and ownership of Microsemi common stock, please see the section entitled “Risk Factors” and elsewhere in Microsemi’s Form 10-Q for the quarter ended July 2, 2006 and Form 10-K for the fiscal year ended October 2, 2005, which are incorporated by reference into this document. See “Where You Can Find More Information.”

Other Risks Related to PowerDsine

For a description of other risks associated with PowerDsine’s business, please see the section entitled “Risk Factors” and elsewhere in PowerDsine’s Form 20-F for the fiscal year ended December 31, 2005, which is incorporated by reference into this document. See “Where You Can Find More Information.”

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Forward-looking statements include statements concerning possible or assumed future results of operations of Microsemi, PowerDsine or the combined company, statements concerning possible future benefits of the merger and statements concerning Microsemi’s, PowerDsine’s and the combined company’s plans, objectives and expectations. These statements may contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or other wording indicating future results or expectations. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under the caption entitled “Risk Factors” beginning on page 13 and the other cautionary statements made in this document and Microsemi’s and PowerDsine’s respective filings with the SEC, including Microsemi’s Annual Report on Form 10-K and PowerDsine’s Annual Report on Form 20-F, respectively. The business, financial condition or results of operations of Microsemi, PowerDsine or the combined company could be materially adversely affected by any of these factors. Neither Microsemi nor PowerDsine undertakes any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

INFORMATION ABOUT THE POWERDSINE SPECIAL GENERAL MEETING

General; Date; Time and Place

This document is furnished in connection with the solicitation of proxies by PowerDsine’s board of directors for use at the PowerDsine special general meeting. The meeting will be held at the principal executive offices of PowerDsine located at 1 HaNagar St., Neve Ne’eman Industrial Zone, Hod Hasharon 45421, Israel on December 27, 2006 at 10:00 a.m. Israel time, unless it is postponed or adjourned.

Purpose of the Special General Meeting

At the special general meeting, you will be asked to consider and vote upon the proposal to approve the Agreement and Plan of Merger, dated as of October 24, 2006, by and among PowerDsine, Microsemi Corporation and Pinnacle Acquisition and approve the merger of Pinnacle Acquisition with and into PowerDsine under the provisions of the Israeli Companies Law-1999, so that PowerDsine will become a wholly owned subsidiary of Microsemi.

You also will be asked to consider, and, as applicable, vote upon, any other business that may properly come before the special general meeting of shareholders or any adjournment or postponement of the special general meeting of shareholders. PowerDsine currently does not contemplate that any other matters will be considered at the special general meeting.

Record Date; Voting Power

PowerDsine’s board of directors has fixed the close of business on November 17, 2006 as the record date for the determination of shareholders entitled to receive notice of and to vote at the special general meeting and any postponement or adjournment of the special general meeting. Each PowerDsine ordinary share entitles the registered holder thereof to one vote. As of the record date, there were 20,402,277 PowerDsine ordinary shares outstanding.

You are entitled to vote if you are a holder of record of PowerDsine ordinary shares as of the close of business on November 17, 2006. Your shares may be voted at the meeting only if you are present or represented by a valid proxy.

Recommendation of the Board of Directors of PowerDsine Concerning the Merger

After careful consideration, all of the members of the board of directors of PowerDsine present at the meeting voting on the merger determined that the merger is fair to, and in the best interests of, PowerDsine and its shareholders and unanimously approved the merger agreement, the merger and all of the transactions contemplated by the merger agreement. The one director absent from the meeting was unable to attend due to travel commitments. Accordingly, the board of directors of PowerDsine unanimously recommends that you vote FOR the proposal to approve the merger agreement and the merger.

Method of Voting; Shares Entitled to Vote; Quorum; Position Statement

You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in street name are shares held on your behalf in a stock brokerage account or shares held by a bank or other nominee.

The method of voting differs for shares held as a record holder and shares held in street name. Record holders will receive proxy cards. Holders of shares in street name will receive voting instruction cards in order to instruct their brokers or nominees how to vote.

Proxy cards and voting instruction cards are being solicited on behalf of the board of directors of PowerDsine from PowerDsine shareholders in favor of the proposal to approve the merger agreement and the merger and the other proposals described in this document.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

A quorum of shareholders is necessary to have a valid meeting of PowerDsine’s shareholders. The presence of two or more shareholders who collectively hold at least one third (1/3) of the voting rights of PowerDsine on the record date must be present in person or by proxy at the special general meeting of shareholders in order for a quorum to be established, provided that the proxy shall be valid and deposited at PowerDsine’s registered office at least twenty four hours prior to the special general meeting.

Abstentions and broker “non-votes” count as present for establishing a quorum. A broker “non-vote” occurs when a broker is not permitted to vote on an item without instructions from the beneficial owner of the shares and no instructions are given. Shares held by PowerDsine in its treasury do not count toward establishing a quorum.

Shareholders wishing to express their position on an agenda item for this special general meeting may do so by submitting a written position statement to PowerDsine’s offices, c/o Ms. Keren Rapoport-Bender, at 1 HaNagar St., Neve Ne’eman Industrial Zone, Hod Hasharon 45421, Israel, no later than November 27, 2006. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov.com.

Adjournment and Postponement

You may be asked to vote upon a proposal to adjourn or postpone the PowerDsine special general meeting, and the proxy card grants authority to the proxy holders to vote, in their discretion, your shares in favor of adjournment or postponement of the special general meeting. Such an adjournment or postponement may be for the purpose of soliciting additional proxies.

Required Vote for the Merger Proposal

Approval of the merger agreement and the merger will require the affirmative vote of a majority of PowerDsine shareholders present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the ordinary shares represented at the PowerDsine special general meeting. A proxy card of a record shareholder that is signed and returned that does not indicate a vote “for” or “against” a proposal will be counted as a vote “for” that proposal.

A broker or nominee who holds shares for customers who are the beneficial owners of those shares is prohibited from giving a proxy to vote those customers’ shares with respect to the proposals to be voted on at the special general meeting of shareholders without instructions from the customer. Shares held by a broker or nominee that are not voted because the customer has not provided instructions to the broker or nominee are not considered to be votes “for” or “against” the merger or any other proposal and will have no effect on the result of the vote.

Share Ownership of PowerDsine Directors and Executive Officers

As of the record date for the special general meeting, the directors and executive officers of PowerDsine, as a group, owned in the aggregate 137,500 outstanding PowerDsine ordinary shares (excluding any shares issuable upon the exercise of outstanding options and shares owned by affiliated entities of General Atlantic Partners described below), representing approximately 0.67% of the outstanding PowerDsine ordinary shares. Philip Trahanas, one of the directors of PowerDsine, is a managing director of General Atlantic LLC which is a managing member of a number of General Atlantic Partners affiliated entities which together with their affiliated entities owned as of the record date in the aggregate 4,782,387 outstanding PowerDsine ordinary shares, which represented approximately 23.4% of the outstanding ordinary shares of PowerDsine. Mr. Trahanas disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

How to Vote

Submitting Proxies or Voting Instruction Cards

If you are a shareholder of record, you may vote your shares by attending the special general meeting of shareholders and voting your shares in person at the meeting or by completing your proxy cards and signing, dating and mailing them in the enclosed self-addressed envelopes. If a proxy card is signed by a shareholder of record of PowerDsine and returned without voting instructions, the shares represented by the proxy will be voted FOR the proposal to approve the merger agreement and the merger, and in the discretion of the proxy holders, on any other business that may properly come before the PowerDsine special general meeting of shareholders or any adjournment or postponement of the PowerDsine special general meeting.

If your shares are held in the name of a broker or nominee, you must either direct the record holder of your shares as to how to vote your PowerDsine ordinary shares or obtain a proxy from the record holder to vote at the special general meeting of shareholders. If you are a beneficial holder of PowerDsine ordinary shares, you should check the voting instruction cards used by your broker or nominee to see if you may vote by using the telephone or the Internet.

Revoking Proxies or Voting Instructions

If you are a record holder of PowerDsine shares, you may revoke your proxy at any time prior to the time your proxy is voted at the special general meeting of shareholders, provided you do so at least twenty-four hours prior to the time set for the PowerDsine special general meeting. Proxies may be revoked by written notice to the corporate secretary of PowerDsine, or by a later-dated proxy signed and returned by mail and received by PowerDsine at least twenty-four hours prior to the time set for the meeting.

If your shares are held in the name of a broker or nominee, you may change your vote by submitting new voting instructions to your broker or nominee, provided you do so at least twenty four hours prior to the time set for the PowerDsine special general meeting. You may not vote your shares in person at the special general meeting of shareholders unless you obtain a signed proxy from such broker or nominee giving you the right to vote those shares.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of PowerDsine may solicit proxies for the special general meeting from PowerDsine shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

PowerDsine has also made arrangements with Georgeson Inc. to assist PowerDsine in soliciting proxies for the special general meeting and has agreed to pay Georgeson Inc. a customary fee, plus certain expenses, for these services. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of PowerDsine ordinary shares held of record by those persons, and PowerDsine will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

Please do not send in any PowerDsine share certificates with your proxy cards or voting instruction cards.

Attending the PowerDsine Special General Meeting

Only PowerDsine shareholders, including joint holders, who hold shares of record as of the close of business on November 17, 2006 and other persons holding valid proxies for the special general meeting of shareholders are entitled to attend the special general meeting. All shareholders and their proxies should be prepared to present photo identification. In addition, if you are a record holder, your name is subject to verification against the list of record holders on the record date prior to being admitted to the meeting. PowerDsine shareholders who are not record holders but hold shares through a broker or nominee (i.e., in “street name”) should be prepared to provide proof of beneficial ownership on the record date, such as a recent account statement prior to November 17, 2006, or similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the special general meeting of shareholders.

Contact for Questions and Assistance in Voting

If you have a question about the merger or how to vote or revoke a proxy you should contact:

PowerDsine Ltd.
Attention: Keren Rapoport-Bender
1 HaNagar St.
Hod Hasharon 45421, Israel
+972 (9) 775-5100

If you need additional copies of this document or voting materials, you should contact Georgeson Inc., at:

Banks and Brokerage Firms, Please Call:
+1 (212) 440-9800
Shareholders and All Others Call Toll-free
+1 (866) 647-8862

Other Matters

PowerDsine is not aware of any other business to be acted upon at the special general meeting. If, however, other matters are properly brought before the special general meeting or any adjournment or postponement of the special general meeting, the persons named as proxy holders will each have discretion to act on those matters, or to adjourn or postpone the special general meeting.

THE COMPANIES

PowerDsine Ltd.

PowerDsine designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power over Ethernet (PoE) in local area networks (LANs). PowerDsine’s products provide the capability to transmit and manage electrical power over data network cables to power end devices, such as voice-over-Internet-protocol (VoIP) phones, wireless LAN access points and advanced security devices that area connected to an Ethernet network. PowerDsine’s principal executive offices are located at 1 HaNagar St., Neve Ne’eman Industrial Zone, Hod Hasharon 45421, Israel and its telephone number is +972 (9) 775-5100.

Additional information concerning PowerDsine is included in PowerDsine’s reports filed or furnished under the United States Securities Exchange Act of 1934 (referred to in this document as the Exchange Act), that are incorporated by reference into this document. See “Where You Can Find More Information.”

Microsemi Corporation

Microsemi engages in the design, manufacture and marketing of high performance analog and mixed-signal integrated circuits and high reliability semiconductors. Microsemi’s semiconductors manage and control/regulate power, protect against transient voltage spikes and transmit, receive and amplify signals. The principal markets that Microsemi serves include implanted medical, defense/aerospace and satellite, notebook computers, monitors and LCD TVs, automotive and mobile connectivity applications. Microsemi’s principal executive offices are located at 2381 Morse Ave., Irvine, California 92614, United States of America, and its telephone number is +1 (949) 221-7100.

Additional information concerning Microsemi is included in Microsemi’s reports filed under the Exchange Act that are incorporated by reference into this document. See “Where You Can Find More Information.”

Pinnacle Acquisition Corporation Ltd

Pinnacle Acquisition is an Israeli company that is a newly formed wholly owned subsidiary of Microsemi. Microsemi formed Pinnacle Acquisition solely to effect the merger, and Pinnacle Acquisition has not conducted and will not conduct any business during any period of its existence. Upon completion of the merger, Pinnacle Acquisition will cease to exist.

THE MERGER

General

The following section summarizes certain material terms of the merger. A copy of the merger agreement is attached to this document as Annex A and incorporated herein by reference. We urge you to read the merger agreement in its entirety for a more complete description of the terms and conditions upon which the merger is to be effected.

Structure of the Merger

The merger is being effected as an arrangement between PowerDsine and its shareholders under the Israeli Companies Law. If the merger agreement is approved by a majority of the PowerDsine shareholders present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the ordinary shares represented at the PowerDsine special general meeting, and the other conditions to closing are satisfied or waived, Pinnacle Acquisition, a wholly owned subsidiary of Microsemi, will be merged with and into PowerDsine. PowerDsine will be the surviving company and will become a wholly owned subsidiary of Microsemi.

Merger Consideration

At the effective time of the merger, PowerDsine shareholders will be entitled to receive, for each PowerDsine ordinary share they hold, $8.25 in cash and 0.1498 of a share of Microsemi common stock.

You will not receive fractional shares of Microsemi common stock. Instead of receiving a fractional share of Microsemi common stock (after aggregating all the fractional shares of Microsemi common stock that you would otherwise be entitled to receive), you will receive cash, without interest, equal to that fraction multiplied by the average closing price of one share of Microsemi common stock for the five consecutive trading days ending on and including the second trading day immediately prior to the closing of the merger, as reported on the NASDAQ Global Select Market.

Schedule of Important Dates

The following schedule shows important dates and events in connection with the PowerDsine special general meeting:

Event	Date

Record date for PowerDsine special general meeting	November 17, 2006
PowerDsine special general meeting	December 27, 2006
Israeli court approval hearing date	January 4, 2007

The merger may not close until the Israeli court approves the merger and the other conditions to closing of the merger are satisfied or waived. We expect to complete the merger during the first quarter of 2007. The exact timing cannot be predicted because the merger is subject to governmental and regulatory approvals and other conditions which are not within the control of Microsemi or PowerDsine.

Background of the Merger

In the course of evaluating the direction of PowerDsine’s business, PowerDsine’s management and board of directors have periodically considered various strategic alternatives to enhance our market and customer opportunities, including possible acquisitions of complementary businesses, commercial alliance arrangements and strategic combinations with other companies.

During the end of 2005 and beginning of 2006, Igal Rotem, Chief Executive Officer of PowerDsine, participated in a number of informal discussions with Steven Litchfield, Vice President of Business Development of Microsemi, during industry conferences and similar events regarding some of the potential synergies that appeared to exist between PowerDsine and Microsemi. During the same period, Mr. Rotem also participated in similar informal discussions with representatives of a number of other companies.

On March 30, 2006, Citigroup was retained by PowerDsine as its financial advisor to assist PowerDsine in exploring its strategic options.

During April and May 2006, Citigroup contacted a number of companies, including Microsemi, to initiate discussions regarding a potential business combination with PowerDsine. On May 17, 2006, Microsemi entered into a confidentiality agreement with PowerDsine to facilitate the sharing of information with respect to possible discussions. PowerDsine entered into similar confidentiality agreements with a number of other companies at approximately the same time. During the remainder of May 2006, Citigroup distributed a confidential information memorandum in respect of PowerDsine and its business to a number of companies, including Microsemi.

On June 26, 2006, an initial meeting was held among members of PowerDsine’s senior management and representatives of Microsemi and its financial advisor, Thomas Weisel Partners LLC (“TWP”), in Palo Alto, California. On July 21, 2006, Microsemi submitted a non-binding indication of interest to acquire PowerDsine to Citigroup.

On July 26, 2006, the board of directors of PowerDsine authorized its management team and Citigroup to continue discussions with Microsemi and a number of other companies in respect of a potential transaction.

From August 3, 2006, Microsemi and a number of other companies were provided access to an online data-room established by PowerDsine in order to conduct their respective due diligence investigations of PowerDsine and its business. On August 22, 2006, Citigroup delivered a draft merger agreement for the transaction to Microsemi and a number of other companies for their respective consideration and comment.

On September 6, 2006, a full-day presentation regarding PowerDsine’s business and operations was made by members of PowerDsine’s senior management to representatives of Microsemi and TWP, in Palo Alto, California. On September 22 2006, Microsemi submitted a non-binding proposal to acquire PowerDsine to Citigroup, which Microsemi subsequently revised on September 26, 2006.

On September 27, 2006, the board of directors of PowerDsine met to consider PowerDsine’s strategic options. Mr. Rotem and representatives of Citigroup summarized Microsemi’s revised proposal and their continuing discussions with a number of other companies, including one company (“Company A”) which had indicated that it wished to pursue a strategic transaction with PowerDsine on an exclusive basis. The representatives of Citigroup presented to the board of directors their view of the respective prospects for consummation of transactions with Microsemi and Company A. The board of directors also considered the prospects and challenges for PowerDsine in continuing as an independent, publicly traded entity. The board of directors of PowerDsine then authorized its management team and Citigroup to continue discussions with Microsemi, Company A and other potential acquirers on a non-exclusive basis.

On September 29, 2006, members of PowerDsine’s senior management and representatives of Citigroup met with members of Microsemi’s senior management and representatives of TWP in Irvine, California. At this meeting, Mr. Rotem presented a counter proposal to Microsemi. Microsemi indicated that this proposal was not acceptable.

During September 2006 through October 20, 2006, representatives of Citigroup and members of PowerDsine’s senior management held a number of discussions with Company A and a number of other companies regarding a transaction with PowerDsine.

On October 19, 2006, members of PowerDsine’s senior management and representatives of Citigroup met with members of Microsemi’s senior management and representatives of TWP, in Irvine, California. During this meeting, Microsemi proposed to acquire PowerDsine for a purchase price of $8.25 in cash and $2.75 in value of Microsemi stock, based on Microsemi’s closing price as of the day prior to the announcement of the transaction, which would represent a $11.00 per share price as of such date. Microsemi’s proposal was subject to PowerDsine’s entry into an exclusivity agreement and negotiation of definitive documentation for the transaction. The closing price of PowerDsine’s stock on October 19, 2006 was $9.55.

On October 20, 2006, under the authorization of the board of directors, PowerDsine’s management team concluded that Microsemi’s proposal was more favorable to PowerDsine’s shareholders, in respect of overall value and certainty of and timing to consummation, than PowerDsine’s available strategic alternatives. That same day, PowerDsine terminated all discussions with other third parties, including Company A, and entered into an exclusivity agreement with Microsemi, based on Microsemi’s proposal of the previous day, granting Microsemi exclusive negotiation rights through October 30, 2006. From October 20, 2006 to October 23, 2006, representatives of PowerDsine, Microsemi and their respective financial and U.S. and Israeli legal advisors negotiated the definitive documentation for the transaction.

On the evening of October 23, 2006, the board of directors of PowerDsine met with management and PowerDsine’s financial and U.S. and Israeli legal advisors to review the status of negotiations with Microsemi and the terms of the definitive Merger Agreement. PowerDsine’s legal counsel reminded the directors of their fiduciary duties under Israeli law. Citigroup updated its prior presentation on the financial aspects of the transaction and rendered to the board of directors its opinion, subsequently confirmed in writing, that as of October 23, 2006, and based upon and subject to the various considerations set forth in the opinion, the consideration to be received by the holders of PowerDsine’s common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. Following discussion, all of the members of the board of directors present at the meeting unanimously determined, among other things, that the Merger Agreement and the transaction were advisable and in the best interest of PowerDsine’s shareholders, recommended that shareholders approve and adopt the Merger Agreement and vote in favor of the transaction, and authorized the officers of PowerDsine to execute and deliver the Merger Agreement on behalf of PowerDsine.

On the morning of October 24, PowerDsine, Microsemi and Pinnacle Acquisition executed and delivered the Merger Agreement, and PowerDsine and Microsemi publicly announced the transaction.

PowerDsine’s Reasons for the Merger; Recommendation of the PowerDsine Board of Directors

PowerDsine’s Reasons for the Merger

On October 23, 2006, all of the members of the PowerDsine board of directors present at the meeting of the board of directors voting on the merger unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and concluded that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of PowerDsine to its creditors. The one director absent from the meeting of the board of directors voting on the merger agreement was unable to attend due to travel commitments. The board of directors of PowerDsine believes that the merger is fair to and in the best interests of PowerDsine and its shareholders and unanimously recommends that PowerDsine shareholders vote in favor of approval of the merger agreement and the merger.

In reaching its conclusion that the merger is in the best interests of PowerDsine and its shareholders, the PowerDsine board of directors, during the course of the negotiations with Microsemi, consulted with members of PowerDsine’s management team and its financial, accounting and legal advisors regarding various strategic and financial aspects of the merger and the results of the diligence review conducted with respect to Microsemi. In addition, the PowerDsine board of directors consulted with representatives of Citigroup regarding the fairness, from a financial point of view, to PowerDsine’s shareholders of the proposed consideration to be received by PowerDsine’s shareholders for exchanging PowerDsine ordinary shares for cash and shares of Microsemi common stock in the merger. In connection with considering the information provided by PowerDsine’s management team and representatives of its financial, accounting and legal advisors in analyzing the terms of the merger agreement and related agreements, and in reaching its decision to approve the merger, the PowerDsine board of directors considered a variety of factors. The key factors considered by the PowerDsine board of directors are summarized below.

PowerDsine’s Prospects and Challenges as an Independent Entity

PowerDsine derives an overwhelming majority of its revenues from a single product line that is concentrated within the market for Power over Ethernet (PoE). As a result, PowerDsine’s financial performance is dependent on both the fluctuations in demand for PoE products as well as the achievement of widespread acceptance of PowerDsine’s PoE products. As a result, if the demand for PoE decreases or if because of competitive pressures or other factors the demand for PowerDsine’s products decreases, or does not grow in accordance with PowerDsine’s expectations, sales of PowerDsine’s PoE products would be lower than expected which, in turn, would decrease its sales revenue and harm its financial condition and results of operations.

Moreover, PowerDsine’s PoE products are sold in conjunction with VoIP equipment, wireless LAN equipment, and other devices within the communications equipment industry. This industry, in which PowerDsine’s customers operate has been historically volatile and is characterized by fluctuations in product supply and demand. From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, excess inventories and declines in general economic conditions. Because most of PowerDsine’s revenues are derived from a single line of products, this volatility could cause PowerDsine’s operating results to decline dramatically from one period to the next. This type of decline may cause PowerDsine’s gross margin to decline and the company may experience operating losses. Finally, as more competitors have entered the PoE market, the average selling prices for PowerDsine’s midspan and integrated products have declined and may continue to decline significantly.

Because of PowerDsine’s dependency on a single product and product line, and the continued downward pressure on PowerDsine’s selling prices, in order to achieve business growth, PowerDsine must be able to develop and introduce to the market new products that may not be related to PoE technology. PowerDsine must, therefore, exert effort to identify a market need for any such products, and then make the investment necessary to develop such new products or successfully introduce such products to the market on a timely basis.

While PowerDsine believes that it has the ability to both identify new market needs and new products that will be able to benefit from PowerDsine’s expertise in power delivery, management, regulation and control, these efforts strain PowerDsine’s financial and human resources and may negatively impact its earnings. PowerDsine has been working on new products for new markets and believes that it will ultimately succeed in its efforts. However, these efforts will take some time to mature, during which period PowerDsine’s earnings, revenues, prospects and share price will continue to be subject to pressure and volatility.

In addition, as PoE technology has become standardized, PowerDsine has been facing significant competition in the markets in which it operates. PowerDsine expects this competition to intensify in the future. Many of PowerDsine’s current and potential competitors, such as Texas Instruments, Maxim Integrated Products, Inc., Linear Technology Corp., Broadcom Corporation, Micrel Semiconductor, Inc., National Semiconductor, Inc. and SuperTex, Inc., have significantly greater name recognition, larger customer bases, more established customer relationships and greater financial, technical, manufacturing, marketing and other resources than PowerDsine. PowerDsine expects to compete with some or all of these companies to sell products to Cisco Systems, Inc. (“Cisco”), which is the leader in switch shipments globally, and is now deploying switches that have PoE capabilities and are compliant with the Institute of Electrical Electronics Engineers 802.3af industry standard. PowerDsine will also compete with these companies to sell to major customers other than Cisco. PowerDsine’s current and potential competitors typically have greater resources than PowerDsine and are not dependent upon, and measured against, revenues from a single line of products. These competitors, therefore, may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products, benefit from greater economies of scale and reduce prices to increase market share. Moreover, Cisco and some other potential customers may be reluctant to purchase integrated circuit products that are designed into their own products after a time-consuming and expensive process, from a relatively small company. As a result, while PowerDsine believes that its technological superiority and focus on PoE will continue to afford it success in the PoE space, over time it may lose some significant accounts because of its size and limited resources as compared to many of its competitors.

Benefits and Strategic Advantages of the Merger

As noted above, PowerDsine’s principal challenges as an independent company are to (i) develop other product lines capturing its technological capabilities in power delivery, management, regulation and control while at the same time maintaining a positive earnings profile; and (ii) successfully compete in the PoE markets with competitors who have greater resources, more established customer relationships across product lines and certain perceived advantages by the end-customers.

The merger is expected to enable the combined company to benefit from significant advantages that will drive shareholder value. First, both PowerDsine and Microsemi have technological capabilities and experience in the area of power delivery, management, regulation and control. This should enable the combined companies not only to benefit from joint research and development efforts in connection with existing products, but to also identify and develop products for new markets. At the same time, PowerDsine’s research and development efforts will not be constrained by PowerDsine’s resources and the need to fund these activities based on revenues achieved from sales of PoE products. Thus, the research and development efforts under the combined companies should be able to proceed on an expedited basis, with the resources of a larger company leading to the more rapid introduction of new, non-PoE product lines.

Second, the combination with Microsemi should address many of PowerDsine’s current disadvantages relative to its competitors. PowerDsine and Microsemi will each be able to benefit from the other’s customers, leading to potential cross-selling opportunities. The increased corporate resources available to PowerDsine will enable it to better compete in the PoE markets and to better respond to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of its products and to benefit from greater economies of scale.

Third, while PowerDsine is dependent on a single product line sold to the volatile telecommunications equipment market, the combined company will reduce PowerDsine’s exposure to this single product/single market risk.

Finally, the combined company should benefit from economy of scale, reduced overhead, and reduced costs achieved by elimination of redundant elements, including the expense associated with maintaining PowerDsine as an independent publicly traded company. These savings should help drive shareholder value.

Alternatives to a Merger with Microsemi

As an alternative to a merger with Microsemi, PowerDsine could have continued to be an independent company with all of the risks and challenges outlined above in “— PowerDsine’s Prospects and Challenges as an Independent Entity”. In addition, PowerDsine could have continued its efforts to find another merger partner. However, PowerDsine, with the assistance of its financial advisor, discussed with a number of other companies their potential interest in acquiring PowerDsine and determined that none of these companies were prepared to offer the consideration and value offered by Microsemi. The result is that PowerDsine’s management and board of directors believe that the merger with Microsemi offers the best available value for PowerDsine’s shareholders.

Opinion of Citigroup

The PowerDsine board of directors reviewed a detailed presentation by representatives of Citigroup regarding the financial aspects of the transaction and considered the opinion of Citigroup dated as of October 23, 2006 that, subject to the factors, assumptions, qualifications and limitations set forth in the opinion, as of the date of the opinion, the consideration of $8.25 in cash and 0.1498 of a share of Microsemi common stock to be received for each PowerDsine ordinary share pursuant to the merger agreement was fair, from a financial point of view, to the holders of PowerDsine ordinary shares.

Cash Consideration and Exchange Ratio

The PowerDsine board of directors considered the fact that the proposed cash consideration and ratio for exchanging PowerDsine ordinary shares for shares of Microsemi common stock in the merger would provide

PowerDsine’s shareholders with a premium when comparing PowerDsine’s and Microsemi’s respective stock prices at the time of execution of the merger agreement. Specifically, the PowerDsine board of directors noted that the implied price per share based on the cash consideration and the 0.1498 exchange ratio represented a premium of 18.5% to the closing price of PowerDsine ordinary shares on October 23, 2006 (the last trading day before the merger agreement was signed) and a premium of 22.5% to the average closing price of PowerDsine ordinary shares for the last ninety trading days prior to and including October 23, 2006. The PowerDsine board of directors also considered the fact that the Microsemi shares to be received in the merger would be exempt from registration under the United States securities laws and would be available for trading on the NASDAQ Global Select Market and, as such, would be freely tradable by PowerDsine’s shareholders, subject to certain restrictions applicable to PowerDsine’s affiliates and Microsemi’s affiliates. See “— Opinion of PowerDsine’s Financial Advisor” for more information about that premium.

The PowerDsine board of directors also considered the fact that the value of the Microsemi common stock to be received by PowerDsine shareholders in the merger could change depending upon the performance of Microsemi common stock between the time of the execution of the merger agreement and the time of completion of the merger, as well as other factors. In addition, the PowerDsine board of directors considered the fact that the merger agreement does not contain any “collar” or other provisions designed to limit the effect of declines in the market price of Microsemi common stock prior to the completion of the merger on the value of the consideration to be received in the merger by holders of PowerDsine ordinary shares. The PowerDsine board of directors noted that, while the absence of these provisions exposes PowerDsine shareholders to some market risk, the risk is mitigated to some extent by the fact that the majority of the merger consideration is payable in cash, and holders of PowerDsine ordinary shares will participate in any appreciation in the value of Microsemi common stock between the time of the execution of the merger agreement and the time of the completion of the merger. The PowerDsine board of directors also noted that Microsemi would likely have required that any protection in the merger agreement against declines in the market price of Microsemi common stock be coupled with a corresponding cap on the benefit that PowerDsine shareholders could enjoy as a result of increases in the market price of Microsemi common stock.

Expected Tax Treatment

The PowerDsine board of directors considered the fact that the merger is expected to be a taxable transaction for U.S. federal income tax and Israeli tax purposes. See “— Material U.S. Federal and Israeli Income Tax Consequences.”

Continuing Equity Interest of PowerDsine Shareholders in Microsemi

The PowerDsine board of directors considered the fact that, by providing shares of Microsemi common stock in addition to the cash consideration for the exchange of PowerDsine ordinary shares, the merger agreement provides for holders of PowerDsine ordinary shares to participate, through their continued equity stake in Microsemi, in the value that may be generated by the combination of PowerDsine and Microsemi, including the various benefits and strategic advantages of the merger mentioned above, while realizing through the exchange of shares and receipt of cash consideration a premium for their PowerDsine shares (based on stock prices at the time of execution of the merger agreement). The PowerDsine board of directors also noted the percentage ownership to be received by PowerDsine’s shareholders in the combined company represented by the exchange ratio, which the PowerDsine board of directors believed was consistent with PowerDsine’s contributions to the combined company, including as measured by historical and projected relative operating contributions.

Conditions, Termination Provisions, and Voting Undertakings

The PowerDsine board of directors reviewed the conditions to the completion of the merger, including the condition that the merger be approved by a vote of the requisite percentage of PowerDsine shareholders, as described elsewhere in this document.

The PowerDsine board of directors also reviewed the circumstances under which PowerDsine or Microsemi would have the right to terminate the merger agreement.

In addition, the PowerDsine board of directors reviewed the provisions of the merger agreement that restrict PowerDsine’s right to solicit any proposal or offer regarding any acquisition of PowerDsine. The PowerDsine board of directors also reviewed the provisions of the merger agreement that require the PowerDsine board of directors to recommend approval of the merger by the shareholders of PowerDsine and restrict the PowerDsine board of directors from withdrawing or modifying its recommendation unless, subject to specified conditions, it has received an unsolicited acquisition proposal which would, if completed, result in a transaction that is more favorable (from a financial point of view) to PowerDsine’s shareholders than the merger and which the acquiring party is capable of completing on the terms proposed. In addition, the PowerDsine board of directors reviewed the amounts that might be payable if the merger agreement is terminated under specified circumstances.

The PowerDsine board of directors also considered the terms of the voting agreements entered into by PowerDsine’s largest shareholder and by all of the directors and executive officers of PowerDsine at the time of execution of the merger agreement. The PowerDsine board of directors noted that, pursuant to the voting agreements, these persons would agree, among other things, to vote all of their PowerDsine shares in favor of the merger.

The PowerDsine board of directors noted that each of these provisions could have an impact on a third party considering an unsolicited acquisition proposal for PowerDsine. However, the PowerDsine board of directors also noted that Microsemi had specified that PowerDsine’s agreement to each of these provisions was a condition to Microsemi’s willingness to enter into the merger agreement. The PowerDsine board of directors further noted that the merger agreement allowed PowerDsine to terminate the merger agreement, subject to PowerDsine’s payment of a $8.6 million termination fee to Microsemi and satisfying other specified conditions, in order to approve an unsolicited acquisition proposal which would, if completed, result in a transaction that is more favorable (from a financial point of view) to PowerDsine shareholders than the merger and which the acquiring party is capable of completing on the terms proposed.

Regulatory Matters

In considering the various conditions that must be satisfied prior to the completion of the merger, the PowerDsine board of directors specifically considered the various regulatory filings and approvals that would be necessary to complete the merger. The PowerDsine board of directors noted the views of members of PowerDsine’s management team and of PowerDsine’s advisors as to the timing of, and the process and factors involved in, making such filings and seeking such approvals.

Certain Risks

The PowerDsine board of directors considered a number of risks associated with the proposed transaction. These included:

•	the risk that the merger may not be completed (including the related risks of loss of, or harm to, relationships with customers, suppliers and business partners);

•	the risk that key employees will not remain with PowerDsine;

•	the risk that the attention and efforts of senior members of PowerDsine’s management team may be diverted from PowerDsine’s businesses while they are working to implement the merger, and that valuable strategic opportunities may be lost;

•	risks associated with the restrictions imposed under the merger agreement on PowerDsine’s operational flexibility during the pendency of the merger;

•	the risk that, even if the merger is completed, the anticipated benefits and strategic advantages of the merger may not be realized;

•	the risk that if the merger agreement is terminated under certain circumstances, PowerDsine may become obligated (pursuant to the terms of the merger agreement) to pay Microsemi a $8.6 million termination fee; and

•	the various factors referred to in the sections of this document entitled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements.”

Other Considerations; Personal Interests

The PowerDsine board of directors considered the fact that certain directors and executive officers of PowerDsine have interests in the merger that could be deemed to be different from, or in addition to, the interests of PowerDsine shareholders generally, including as described in the section of this document entitled “Interests of Certain Persons in the Merger.”

The above summary of certain factors considered by the PowerDsine board of directors in connection with its evaluation of the merits of the merger is not intended to be an exhaustive list or discussion of the factors considered by the PowerDsine board. Due to the variety of the factors that the PowerDsine board considered in evaluating the merits of the merger, the PowerDsine board did not find it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors considered in its evaluation. In addition, the PowerDsine board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, should be regarded as favorable or unfavorable. Instead, the PowerDsine board analyzed all of the factors as a whole and determined that, overall, the totality of the factors support its conclusion that the merger is in the best interests of PowerDsine and its shareholders. Individual members of the PowerDsine board of directors may have assigned different relative weights or conclusions to each factor affecting the board’s determination.

Recommendation of the PowerDsine Board of Directors

The PowerDsine board of directors believes that the merger agreement and the merger are fair to, and in the best interests of, PowerDsine and its shareholders and unanimously recommends that you vote FOR the proposal to approve the merger agreement and the merger.

Opinion of PowerDsine’s Financial Advisor

Citigroup was retained to act as financial advisor to PowerDsine in connection with the merger. Pursuant to PowerDsine’s engagement letter agreement with Citigroup, dated March 30, 2006, Citigroup rendered an opinion to the PowerDsine board of directors on October 23, 2006 to the effect that, as of the date of the opinion, and based upon and subject to the considerations and limitations set forth in the opinion, Citigroup’s work described below and other factors Citigroup deemed relevant, the merger consideration was fair, from a financial point of view, to the holders of PowerDsine ordinary shares.

The full text of Citigroup’s opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Annex B to this document. The summary of Citigroup’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of PowerDsine ordinary shares are urged to read the Citigroup opinion carefully and in its entirety.

Citigroup’s opinion was limited solely to the fairness of the merger consideration from a financial point of view as of the date of the opinion. Neither Citigroup’s opinion nor the related analyses constituted a recommendation of the proposed merger to the PowerDsine board of directors or any holder of PowerDsine ordinary shares. Citigroup makes no recommendation to any holder of PowerDsine ordinary shares regarding how such holder should vote with respect to the merger.

In arriving at its opinion, Citigroup reviewed a draft dated October 23, 2006 of the merger agreement and held discussions with certain senior officers, directors and other representatives and advisors of PowerDsine and certain senior officers and other representatives and advisers of Microsemi concerning the business, operations and prospects of PowerDsine and Microsemi. Citigroup examined certain publicly available business and financial information relating to PowerDsine and Microsemi as well as certain financial forecasts and other information and data relating to PowerDsine and Microsemi that were provided to, or otherwise reviewed by or discussed with, Citigroup by the respective managements of PowerDsine and Microsemi, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of PowerDsine and Microsemi to result from the merger. Citigroup reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things:

•	current and historical market prices and trading volumes of PowerDsine ordinary shares and Microsemi common stock;

•	the historical and projected earnings and other operating data of PowerDsine and Microsemi; and

•	the capitalization and financial condition of PowerDsine and Microsemi.

Citigroup considered, to the extent publicly available, the financial terms of certain other transactions effected which Citigroup considered relevant in evaluating the merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of PowerDsine and Microsemi. Citigroup also evaluated certain pro forma financial effects of the merger on Microsemi. In connection with its engagement and at the direction of PowerDsine, Citigroup was requested to approach and held discussions with third parties to solicit indications of interest in the possible acquisition of PowerDsine. In addition to the foregoing, Citigroup conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and upon the assurances of the managements of PowerDsine and Microsemi that they were not aware of any relevant information that had been omitted or remained undisclosed to Citigroup. With respect to information and data relating to PowerDsine and Microsemi provided to or otherwise reviewed by or discussed with it, Citigroup was advised by the respective managements of PowerDsine and Microsemi that such information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of PowerDsine and Microsemi as to the future financial performance of PowerDsine and Microsemi, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the merger and the other matters covered thereby. Citigroup assumed, with the consent of the PowerDsine board of directors, that the merger will be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on PowerDsine and Microsemi or the contemplated benefits of the merger. Representatives of PowerDsine advised Citigroup, and Citigroup further assumed, that the final terms of the merger agreement would not vary materially from those set forth in the draft reviewed by Citigroup.

Citigroup did not express any opinion as to what the value of Microsemi common stock actually will be when issued pursuant to the merger or the price at which Microsemi common stock will trade at any time. Citigroup did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of PowerDsine and Microsemi nor did Citigroup make any physical inspection of the properties or assets of PowerDsine and Microsemi. Citigroup expresses no view as to, and Citigroup’s opinion does not address, the relative merits of the merger as compared to any alternative business strategies that might exist for PowerDsine or the effect of any other transaction in which PowerDsine might engage. Citigroup’s opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion.

The following is a summary of the material financial analyses presented to the PowerDsine board of directors in connection with Citigroup’s opinion on October 23, 2006. The summary includes information presented in tabular format. In order to understand fully the financial analyses used by Citigroup, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.  The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to October 23, 2006, and is not necessarily indicative of current or future market conditions.

* * *

Historical Exchange Ratio Analysis

Citigroup derived implied historical exchange ratios by dividing 25% of the closing price per share of PowerDsine ordinary shares by the closing price per share of Microsemi common stock for each trading day in the period from October 24, 2005 through October 23, 2006. Citigroup calculated implied historical exchange based on 25% of the closing price of PowerDsine ordinary shares to reflect the fact that only 25% of the merger consideration would consist of Microsemi common stock as opposed to cash. Citigroup calculated that the implied exchange ratio as of October 23, 2006 was 0.1264x. Citigroup also calculated implied exchange ratios for each of the following calendar periods ended October 23, 2006:

Period	Implied Exchange Ratio

Last Month	0.1214x
Last Three Months	0.0968x
Last Six Months	0.0861x
Last Twelve Months	0.0780x

During the twelve-month time period, the lowest implied exchange ratio based on closing stock prices was 0.05x and the highest was 0.13x. Citigroup noted that the exchange ratio in the merger of 0.1498x was above the highest implied exchange ratio based on closing stock prices for the last twelve months.

Relative Contribution Analysis

Citigroup performed analyses of the relative contribution of PowerDsine and Microsemi to the pro forma combined company following the consummation of the merger with respect to certain market and financial data, including:

•	revenue for the last twelve months for which results were available;

•	estimated revenue for each of calendar year 2006 and 2007;

•	estimated calendar year 2007 gross profit;

•	estimated calendar year 2007 earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA; and

•	estimated calendar year 2007 net income.

In performing this analysis, Citigroup adjusted its relative contribution analyses to reflect that 25% of the merger consideration would be paid in Microsemi common stock, but Citigroup did not reflect any other potential adjustments that may result from the merger, such as synergies and purchase accounting. Citigroup adjusted the relative contribution percentage implied by revenue and EBITDA to account for each of PowerDsine and Microsemi’s respective net debt. The purpose of this analysis was to determine the implied equity value contributions of PowerDsine to the combined entity based on revenue, EBITDA and net income for the periods described above and to compare these implied contributions to the 4.24% pro forma fully diluted equity ownership of holders of PowerDsine ordinary shares and in-the-money options (using the treasury stock method) in the combined company calculated using the exchange ratio in the merger of 0.1498x.

The following table sets forth the results of Citigroup’s analyses of PowerDsine’s relative contribution to the combined pro forma entity:

Financial Metric	Implied Contribution

Last Twelve Months Revenue	3.3%
Estimated 2006 Revenue	3.3%
Estimated 2007 Revenue	4.0%
Estimated 2007 Gross Profit	4.1%
Estimated 2007 EBITDA	2.2%
Estimated 2007 Net Income	1.8%

Based on this analysis, Citigroup derived a reference range for the implied exchange ratio of 0.08x to 0.14x. Citigroup noted that the exchange ratio in the merger of 0.1498x was above the derived range.

Comparable Companies Valuation

Citigroup compared financial, operating and stock market data and forecasted financial information for selected publicly traded analog and mixed-signal semiconductor companies that Citigroup deemed appropriate with similar information for each of PowerDsine and Microsemi. Citigroup divided the selected comparable companies into two groups: (a) comparable small cap analog and mixed-signal semiconductor companies, which we refer to as the “Small Cap Comparables,” and (b) comparable mid/large cap analog and mixed-signal semiconductor companies, which we refer to as the “Mid/Large Cap Comparables.” The selected comparable companies considered by Citigroup were:

Small Cap Comparables:

•	Advanced Analogic Technologies Incorporated;

•	O2Micro International Limited;

•	Monolithic Power Systems, Inc.;

•	Power Integrations, Inc.; and

•	Volterra Semiconductor Corporation.

Mid/Large Cap Comparables:

•	Intersil Corporation;

•	Linear Technology Corporation;

•	Micrel, Incorporated;

•	Maxim Integrated Products, Inc.;

•	National Semiconductor Corporation; and

•	Semtech Corporation.

The forecasted financial information used by Citigroup in the course of this analysis for PowerDsine was based on forecasts prepared by the management of PowerDsine. The forecasted financial information used by Citigroup in the course of this analysis for Microsemi and each of the comparable companies was based on projections published by Thomson First Call Research. Thomson First Call Research compiles summaries of financial forecasts published by various equity research firms. The historical financial information used by Citigroup in the course of this analysis was based on publicly available historical information. Calculations were made based on the closing price per share of each company’s stock as of October 23, 2006, the last trading day before the announcement of the merger.

For each of the selected comparable companies, PowerDsine and Microsemi, Citigroup derived and compared, among other things:

•	firm value as a multiple of each of:

•	revenue for the last twelve month-period for which results were available and estimated revenue for each of calendar year 2006 and 2007; and

•	common share price to estimated earnings per share (EPS) for calendar year 2007.

Firm value was calculated as the sum of the value of:

•	all shares of common stock, assuming the exercise of all in-the-money options and the conversion of in-the-money convertible securities, times the closing share price as of October 23, 2006, less the proceeds from the exercise of such in-the-money options; plus

•	non-convertible indebtedness; plus

•	non-convertible preferred stock; plus

•	minority interest; plus

•	out-of-the-money convertibles; minus

•	investments in unconsolidated affiliates and cash and cash equivalents.

Citigroup performed this analysis with respect to PowerDsine based on both the market value of PowerDsine ordinary shares and the merger consideration. For the purposes of determining mean and median calculations, Citigroup excluded all multiples of firm value to revenue in excess of 4.5x, all multiples of firm value to EBITDA in excess of 14x and all multiples of price to EPS in excess of 40x. Based on this analysis, Citigroup derived an implied per share reference range for the equity value of PowerDsine of $6.00 - $9.50. Citigroup noted that the per share consideration in the merger of $11.00 (based on the closing price of Microsemi common stock on October 23, 2006, the last trading day prior to announcement of the merger) was above the derived range.

Precedent Transactions Analysis

Citigroup reviewed publicly available information for eight merger and acquisition transactions in the semiconductor industry announced since September 25, 2003.

The selected precedent transactions reviewed by Citigroup were:

Transaction (Acquiror/Target)	Announcement Date

Internet Industry Transactions
Diodes Incorporated / Anachip Corporation	12/06/05
Microsemi Corporation / Advanced Power Technology, Inc.	11/02/05
Semtech International AG / Xemics SA	6/20/05
AMIS Holdings, Inc. / Flextronics International Ltd.	6/15/05
Integrated Device Technology, Inc. / Integrated Circuit Systems, Inc.	6/15/05
Bel Fuse Inc. / Galaxy Power Inc.	3/4/05
Vishay Intertechnology, Inc. / Siliconix incorporated	3/3/05
Silicon Laboratories Inc. / Cygnal Integrated Products, Inc.	9/25/03

For the selected transactions noted above as a group and the merger, Citigroup derived and compared, among other things:

•	the ratio of the target company’s firm value to each of:

•	revenue for the last twelve months; and

•	forecast revenue for the next two calendar years following announcement.

•	the ratio of the target company’s stock price to each of:

•	earnings per share for the last twelve months preceding announcement; and

•	estimated earnings per share for the next two calendar years following announcement;

•	the implied premium to the target share price one day before announcement; and

•	net income margin for the calendar year following announcement.

With respect to the financial information for the companies involved in the selected precedent transactions, Citigroup relied on information available in public documents and estimates based on Thomson First Call, if available, and Wall Street research and/or company announcements if not. Based on this analysis, Citigroup derived an implied per share reference range for the equity value of PowerDsine of $6.50 - $10.50. Citigroup noted that the per share consideration in the merger of $11.00 (based on the closing price of Microsemi common stock on October 23, 2006, the last trading day prior to announcement of the merger) was above the derived range.

Discounted Cash Flow Analysis

Citigroup performed a discounted cash flow analysis of PowerDsine to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that PowerDsine management estimated PowerDsine would generate for the period from October 24, 2006 through December 31, 2008. The estimated terminal value for PowerDsine was calculated based on a ranges of firm value to EBITDA multiples of 9.5x to 11.5x. Cash flows and terminal value were discounted to present value using discount rates ranging from 14.0% to 17.5%. Based on this analysis, Citigroup derived an implied per share reference range for the equity value of PowerDsine of $10.50 - $12.25. Citigroup noted that the per share consideration in the merger of $11.00 (based on the closing price of Microsemi common stock on October 23, 2006, the last trading day prior to announcement of the merger) was within this range.

*    *    *

Citigroup’s advisory services and opinion were provided for the information of the PowerDsine board of directors in its evaluation of the merger and did not constitute a recommendation of the merger to PowerDsine or a recommendation to any holder of PowerDsine ordinary shares as to how that holder should vote on any matters relating to the merger.

The preceding discussion is a summary of the material financial analyses furnished by Citigroup to the PowerDsine board of directors, but it does not purport to be a complete description of the analyses performed by Citigroup or of its presentation to the PowerDsine board of directors. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Citigroup made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Citigroup believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Citigroup, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Citigroup and its opinion. With regard to the comparable companies and precedent transaction analyses summarized above, Citigroup selected comparable public companies and precedent transactions on the basis of various factors, including size and similarity of the line of business of the relevant entities; however, no company utilized in this analysis is identical to PowerDsine and Microsemi and no precedent transaction is identical to the merger. As a result, this analysis is not purely mathematical, but also takes into account differences in financial and operating characteristics of the subject companies and other factors that could affect the transaction or the public trading value of the subject companies to which PowerDsine and Microsemi are being compared.

In its analyses, Citigroup made numerous assumptions with respect to PowerDsine, Microsemi, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of PowerDsine and Microsemi. Any estimates contained in Citigroup’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of PowerDsine, Microsemi, the PowerDsine board of directors, the Microsemi board of directors, Citigroup or any other person assumes responsibility if future results or actual values differ materially from the estimates.

Citigroup’s analyses were prepared solely as part of Citigroup’s analysis of the fairness of the merger consideration and were provided to the PowerDsine board of directors in that connection. The opinion of Citigroup was only one of the factors taken into consideration by the PowerDsine board of directors in making its determination to approve the merger agreement and the merger. See “— Reasons for the Merger.”

Citigroup is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. PowerDsine selected Citigroup to act as its financial advisor to the board of directors of PowerDsine in connection with the proposed merger on the basis of Citigroup’s international reputation.

Pursuant to its engagement letter with PowerDsine, PowerDsine has agreed to pay Citigroup an aggregate fee equal to 2% of the “Transaction Value” minus $300,000. $1,000,000 of this aggregate fee became payable upon the delivery of Citigroup’s opinion and the remainder of the aggregate fee is contingent upon the consummation of the merger. “Transaction Value” will be equal to the total consideration paid or to be paid in connection with the merger, including but not limited to, (a) cash, (b) securities and other property, which will be valued at fair market value, (c) liabilities (including, without limitation, debt, pension liabilities and other liabilities and guarantees outstanding as of the date of consummation of the merger and assumed in connection therewith), (d) installment payments, (e) the net present value of any contingent payments and (f) any extraordinary dividends or distributions. PowerDsine has also agreed to reimburse Citigroup for reasonable travel and other expenses incurred by Citigroup in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citigroup against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws. In the ordinary course of its business, Citigroup and its affiliates may actively trade or hold the securities of PowerDsine and Microsemi for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with PowerDsine, Microsemi and their respective affiliates.

Material U.S. Federal and Israeli Income Tax Consequences

Tax matters are very complicated, and the tax consequences of the merger to you will depend on your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the merger to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger.

Material U.S. Federal Income Tax Consequences

This disclosure is limited to the U.S. federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the U.S. federal tax treatment of the merger. This tax disclosure was written in connection with the promotion or marketing by PowerDsine of the merger, and it cannot be used by any person for the purpose of avoiding penalties that may be asserted against the person under the Internal Revenue Code of 1986, as amended (the “Code”). Holders should seek their own advice based on their particular circumstances from an independent tax advisor.

The following describes the material U.S. federal income tax consequences to U.S. holders (as defined below) of PowerDsine ordinary shares whose shares are exchanged for cash and shares of Microsemi common stock in the merger, but does not purport to be a complete analysis of all potential tax considerations for all holders. This summary does not address the consequences of the merger under the tax laws of any state, local or non-U.S. jurisdiction and does not address tax considerations applicable to holders of stock options, restricted stock or restricted stock units. In addition, this discussion applies only to persons who hold PowerDsine ordinary shares as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding PowerDsine ordinary shares as part of a hedge, straddle, conversion transaction or integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding ordinary shares that own or are deemed to own ten percent or more of our voting stock; or

•	persons who acquired their PowerDsine ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation.

If a partnership holds PowerDsine ordinary shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding PowerDsine ordinary shares, you should consult your tax advisors.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Any such change could alter the tax consequences to you from those described herein.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of PowerDsine ordinary shares that is, for U.S. federal tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In General

The receipt of cash and shares of Microsemi common stock for PowerDsine ordinary shares pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Subject to the passive foreign investment company rules described below, if you receive cash and shares of Microsemi common stock in exchange for your PowerDsine ordinary shares pursuant to the merger, you generally will recognize capital gain or loss equal to the difference, if any, between (i) the amount of cash received plus the fair market value of the Microsemi common stock received and (ii) your adjusted tax basis in the PowerDsine ordinary shares surrendered. Gain or loss will be determined separately for each block of PowerDsine ordinary shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash and Microsemi common stock pursuant to the merger. Such gain or loss will be long-term capital gain or loss if your holding period for such

PowerDsine ordinary shares is more than one year at the time of the consummation of the merger. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. Your tax basis in the shares of Microsemi common stock received in the merger will equal the then-current fair market value of such shares, and your holding period for the shares of Microsemi common stock received will begin on the day after the merger.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. holders owning shares of a passive foreign investment company. A non-U.S. corporation will be considered a passive foreign investment company for any taxable year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of passive assets, which generally means assets that generate, or are held for the production of, passive income. Passive income may include amounts derived by reason of the temporary investment of funds.

Based upon our income and assets, and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, we believe that we will not be considered a passive foreign investment company for our taxable year ending December 31, 2006. However, since passive foreign investment company status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be considered a passive foreign investment company for the 2006 taxable year or any other taxable year.

If we were classified as a passive foreign investment company, you could be subject to increased tax liability upon the exchange of PowerDsine ordinary shares pursuant to the merger. Under these rules, unless you have made a mark-to-market election, as described below, any gain recognized by you would be allocated ratably over your holding period for the ordinary shares. The amounts allocated to the taxable year of the merger and to any year before PowerDsine became a passive foreign investment company would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest marginal rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts.

If the PowerDsine ordinary shares are “regularly traded” on a “qualified exchange,” you may make a mark-to-market election, which may mitigate the adverse tax consequences resulting from PowerDsine’s passive foreign investment company status. The PowerDsine ordinary shares will be treated as “regularly traded” in any calendar year during which more than a de minimis quantity of shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The NASDAQ Global Market on which the PowerDsine ordinary shares trade is a qualified exchange for U.S. federal income tax purposes. If you make the mark-to-market election, for each year in which PowerDsine is a passive foreign investment company you generally will include as ordinary income the excess, if any, of the fair market value of the PowerDsine ordinary shares at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the PowerDsine ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If you make the election, your basis in the PowerDsine ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the disposition of the PowerDsine ordinary shares (including pursuant to the merger) will be treated as ordinary income.

We urge you to consult your tax advisers concerning our status as a passive foreign investment company and the tax considerations relevant to our status as a passive foreign investment company, including the availability and consequences of making the mark-to-market election discussed above.

Information Reporting and Backup Withholding

You may be subject to backup withholding at a 28% rate on the receipt of cash and shares of Microsemi common stock pursuant to the merger. In general, backup withholding will only apply if you fail to furnish a correct taxpayer identification number, or otherwise fail to comply with applicable backup withholding rules and certification requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowable as a refund or credit against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

THE FOREGOING TAX DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU, INCLUDING THE EFFECT OF APPLICABLE STATE, LOCAL AND OTHER TAX LAWS.

Material Israeli Tax Consequences

The following is a summary discussion of certain Israeli tax considerations in connection with the merger. The following summary is included for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of PowerDsine ordinary shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

In general, under the Tax Ordinance the disposition of shares of an Israeli resident company is deemed to be a sale of capital assets. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or a treaty for the prevention of double taxation concluded between Israel and the transferor’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to real capital gains derived from the disposition of PowerDsine ordinary shares in the merger is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered to be a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including together with others, at least 10% of any means of control in the company, the tax rate shall be 25%. However, the foregoing tax rates will not apply to: (a) a shareholder to whom the gain derived from the sale of the asset is considered to be business income; and (b) shareholders who acquired their shares prior to an initial public offering (who may be subject to a different tax arrangement).

Under the Convention between the Government of the State of Israel and the Government of Untied States of America With Respect to Taxes on Income (the “Treaty”), Israeli capital gains tax will generally not apply to the disposition of shares by a U.S. resident who is eligible for the benefits of the Treaty (a “U.S. Treaty Resident”) who holds the shares as a capital asset. However, such exemption will not apply if (i) the U.S. Treaty Resident has held, directly or indirectly, shares representing 10% or more of the voting power in PowerDsine during any part of the 12-month period preceding the disposition, subject to specified conditions, (ii) the capital gains from such disposition may be attributed to a permanent establishment of such U.S. Treaty Resident in Israel, or (iii) the U.S. Treaty Resident, if an individual, is physically present in Israel for 183 days or more during the tax year during which the disposition takes place.

Israeli law generally exempts non-residents of Israel (who do not have a permanent establishment in Israel) from Israeli capital gains tax on the sale of shares traded on certain stock exchanges, such as the NASDAQ Global Market. However, PowerDsine shareholders who acquired their shares prior to PowerDsine’ initial public offering in 2004 and who do not qualify for an exemption from Israeli capital gains tax under an applicable tax treaty to which the State of Israel is a party, including the Treaty, may be subject to Israeli capital gains tax on the disposition of their PowerDsine shares in the merger. Such shareholders should consult their own tax advisors regarding the tax consequences of the merger to them.

Pursuant to the merger agreement, the exchange agent, Microsemi and PowerDsine are entitled to deduct and withhold from any consideration payable in the merger such amounts as may be required to be deducted or withheld therefrom under the Tax Ordinance, subject to any specific exemption with respect to Israeli tax withholding issued by the Israeli Tax Authority (the “ITA”) that provides otherwise.

Microsemi and PowerDsine have agreed to apply to the ITA in order to request certain pre-rulings. The first application for a pre-ruling asks for the ITA’s confirmation that Microsemi, the exchange agent and PowerDsine are exempt from any obligation to withhold any Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to the merger transaction or clearly instructs them how such withholding at source is to be executed. Shareholders and optionholders may be required to provide certain information and/or declarations in connection with these withholding requirements.

The second application for a pre-ruling pertains to the PowerDsine’s options and shares granted to former and current employees and office holders and held in trust under a “Section 102 Plan” (“102 Options and Shares”). The application asks for the ITA’s confirmation that the consideration due to holders of shares and options of PowerDsine under the terms of the merger (i.e a combination of shares, or options to purchase shares, of Microsemi, as applicable, and cash) if deposited with a trustee until the elapse of both the vesting period of such 102 Options and Shares and the holding period under section 102 of the Tax Ordinance will not result in an immediate taxable event for the person entitled to these 102 Share Options and Shares and will not affect the length of the holding period required with respect to 102 Share Options and Shares under the Tax Ordinance. If such a pre-ruling is not obtained prior to the to the Closing of the Merger agreement, PowerDsine will apply to receive the ITA’s confirmation that the conversion of PowerDsine’s options granted to former and current employees and office holders and held in trust under Section 102 Plan- Capital Gain Track solely into option to receive Microsemi’s ordinary shares, which would deposited with a trustee until the elapse both of the vesting period and the holding period under Section 102 of the the Tax Ordinance, would not result in an immediate taxable event for the person entitled to these options and not affect the length of the holding period required with respect to such stock options under the Tax Ordinance.

No assurance can be made that any of the requests made in these pre-ruling applications will be granted by the ITA (neither of which is a condition for closing of the merger), or, if granted, on what terms and conditions.

Accounting Treatment of the Merger

In accordance with U.S. generally accepted accounting principles, Microsemi will account for the merger using the purchase method of accounting.

Israeli Court Approval

The merger is being effected as an arrangement between PowerDsine and its shareholders under the Israeli Companies Law and as such, PowerDsine must seek Israeli court approval both to convene the special general meeting to approve the merger and for the merger itself. On November 8, 2006, PowerDsine and Pinnacle Acquisition filed a motion with the district court of Tel Aviv requesting, among other things, that the court order the convening of the special general meeting of PowerDsine shareholders. Pursuant to the Israeli Companies Law and regulations, PowerDsine published notice of this motion, sent notice to its substantial shareholders and its material creditors, as defined in the Israeli Companies Law and applicable regulations, and filed the request with the Israeli Registrar of Companies. On November 9, 2006, the Israeli court issued an order to convene the meeting, as requested. Any person, including shareholders and creditors of PowerDsine, may object to this motion by filing an objection with the court by November 30, 2006.

PowerDsine has agreed that it will deliver to each of its shareholders a notice of the special general meeting and copies of the application to the court and the order of the court to convene the meeting. An English translation of those documents is attached to this document as Annex C.

Upon approval of the merger by the requisite vote of the PowerDsine shareholders at the special general meeting, PowerDsine will notify the court of the decision of the special general meeting and apply to the court to approve the merger itself. In addition, in connection with a U.S. federal securities law exemption under Section 3(a)(10) of the Securities Act applicable to the issuance of Microsemi common stock as merger consideration, PowerDsine and Pinnacle Acquisition will ask the Israeli court to hold a hearing at which the court would be asked to find that the merger transaction is procedurally and substantively fair to PowerDsine shareholders. PowerDsine will publish notice of this motion and notify its substantial shareholders (defined as shareholders holding five percent or more of the share capital or voting rights in the company) and its material creditors, as defined in the Israeli Companies Law of such motion.

Any person, including shareholders and creditors of PowerDsine, may object to this motion by filing an objection with the court within 10 days of the publication of the filing of the motion to approve the merger (or in the case of substantial shareholders, within ten days of receipt of the notice), but not less than five days prior to the court hearing scheduled to be held on January 4, 2007 at 11:30 a.m. Israel time to approve the merger.

Pursuant to the provisions of Israeli law, the merger will not become effective and binding unless and until the merger is approved by the court following a consideration of whether the terms and conditions of the proposed merger (including the valuation of PowerDsine and the consideration to be received by PowerDsine’s shareholders upon the implementation of the merger) are fair to PowerDsine’s shareholders, and are reasonable under the circumstances and all of the closing conditions under the merger agreement are met or waived. Once the merger has become effective, it will be binding on any and all shareholders, including those that did not vote in favor of the merger or who objected to it.

Regulatory Matters

Israeli Governmental Approvals

Israeli Investment Center.  The Investment Center, which is a part of Israel’s Ministry of Industry, Trade and Labor, provides various benefits to Israeli companies under the Law for Encouragement of Capital Investments, 1959, including grants to finance capital investments and tax benefits ranging from reduced rates of corporate tax to a full tax exemption for a fixed period, depending on a number of factors. These benefits are granted by means of issuance of an approval of an “Approved Enterprise”. PowerDsine has received approval for three Approved Enterprise programs, which entitle PowerDsine to tax benefits. The Approved Enterprise programs grant PowerDsine a two-year tax exemption for undistributed income and an additional period of five years of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign ownership of PowerDsine’s shares. On November 15, 2006, PowerDsine applied to obtain the consent of the Investment Center to the change in ownership of PowerDsine resulting from the merger, as required under the terms of the “Approved Enterprise” programs.

Israeli Office of the Chief Scientist.  The Office of the Chief Scientist, which is part of Israel’s Ministry of Industry, Trade and Labor, provides various benefits to Israeli companies, including grants to finance research and development. PowerDsine has received grants from the Office of the Chief Scientist. On November 15, 2006, PowerDsine applied to obtain the consent of the Office of the Chief Scientist to the change in ownership of PowerDsine resulting from the merger, as required under the terms of the grants.

Israeli Securities Authority.  The Israeli Securities Authority must be given the opportunity to appear in the proceeding before the Israeli court and state its view with respect to the necessity of Microsemi publishing a prospectus in accordance with applicable Israeli law. On November 8, 2006, PowerDsine notified the Israeli Securities Authority of the submission of the motion to convene the PowerDsine special general meeting. In parallel, Microsemi submitted a request to the Israeli Securities Authority on November 13, 2006, requesting that the Israeli Securities Authority confirm that there will be no prospectus requirement under Israeli law in connection with issuance of Microsemi common stock in the merger transaction.

Israeli Tax Rulings.  Microsemi and PowerDsine have agreed to apply to the ITA in order to request certain pre-rulings. The first application for a pre-ruling asks for the ITA’s confirmation that Microsemi, the exchange agent and PowerDsine are exempt from any obligation to withhold any Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to the merger transaction or clearly instructs them how such withholding at source is to be executed. The second application for a pre-ruling pertains to the PowerDsine’s options and shares granted to former and current employees and office holders and held in trust under a 102 Stock Options and Shares. The application asks for the ITA’s confirmation that the consideration due to holders of shares and options of PowerDsine under the terms of the merger (i.e. a combination of shares, or options to purchase shares, of Microsemi, as applicable and cash) will not result in an immediate taxable event for the person entitled to these 102 Stock Options and Shares and will not affect the length of the holding period required with respect to 102 Stock Options and Shares under the Tax Ordinance. If such a pre-ruling is not obtained prior to the to the Closing of the Merger agreement, PowerDsine will apply to receive the ITA’s confirmation that the conversion of PowerDsine’s options granted to former and current employees and office holders and held in trust under Section 102 Plan- Capital Gain Track solely into options to receive Microsemi’s ordinary shares, which would be deposited with a trustee until the lapse of both the vesting period and the holding period under Section 102 of the the Tax Ordinance, would not result in an immediate taxable event for the person entitled to these options and not affect the length of the holding period required with respect to such stock options under the Tax Ordinance. No assurance can be made that any of the requests made in these pre-ruling applications (neither of which is a condition for closing of the merger) will be granted by the ITA, or, if granted, on what terms and conditions.

U.S. Federal Securities Laws Consequences

If the Israeli court approves the proposed merger in accordance with the procedures described above, the issuance of Microsemi common stock in the merger is expected to made in reliance on the exemption from registration under the Securities Act pursuant to Section 3(a)(10) of the Securities Act. All shares of Microsemi common stock received in the merger by PowerDsine shareholders who are not affiliates of PowerDsine prior to the merger (and do not become affiliates of Microsemi after the merger) will be freely transferable. However, shares of Microsemi common stock received by persons who are deemed to be affiliates of PowerDsine prior to the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act, or Rule 144 under the Securities Act in the case of persons who become affiliates of Microsemi, or as otherwise permitted under the Securities Act. Persons deemed to be affiliates of a company are those individuals or entities that control, are controlled by, or are under common control with, the company. Affiliates generally include executive officers and directors as well as certain principal shareholders.

NASDAQ Listing

The shares of Microsemi common stock to be issued in the merger will be listed on the NASDAQ Global Select Market. If the merger is completed, PowerDsine ordinary shares will no longer be registered under the Exchange Act or listed on the NASDAQ Global Market.

No Dissenters’ or Appraisal Rights

No dissenters’ or appraisal rights are available to PowerDsine shareholders in connection with the merger. However, any PowerDsine shareholder that objects to the merger may file an objection with the court within 10 days of the publication of the filing of the motion to approve the merger (or in the case of substantial shareholders, within ten days of receipt of delivery of the notice), but not less than five days prior to the court hearing scheduled to be held on January 4, 2007 at 11:30 a.m. Israel time to approve the merger.

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS OF POWERDSINE

As of November 17, 2006, the aggregate number of PowerDsine ordinary shares beneficially owned by PowerDsine’s directors and executive officers as a group (15 persons) (excluding any shares owned by affiliated entities of General Atlantic Partners, as described below under “Interests of Certain Persons in the Merger”) was 1,493,488, and includes options to purchase up to 1,355,988 ordinary shares which are exercisable or will become exercisable within 60 days of November 17, 2006. The weighted average exercise price of these share options was $4.05 per share. None of the restricted shares held by the executive officers and directors of PowerDsine are scheduled to become exercisable within 60 days of November 17, 2006.

Other than those individual directors and executive officers listed in the table below, each of PowerDsine’s directors and executive officers beneficially owned less than one percent of PowerDsine’s ordinary shares as of November 17, 2006. The percentages set forth below are based on 20,402,277 ordinary shares issued and outstanding as of November 17, 2006:

	Ordinary Shares
	beneficially owned
Name	Number	Percent

Kenneth Levy(1)	224,810	1.09%
Igal Rotem(2)	589,000	2.82%
Ilan Atias(3)	451,500	2.17%

(1)	Includes options to purchase 224,810 shares, which are exercisable within 60 days of November 17, 2006.

(2)	Includes options to purchase 451,500 shares, which are exercisable within 60 days of November 17, 2006.

(3)	Includes options to purchase 451,500 shares, which are exercisable within 60 days of November 17, 2006.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

In considering the recommendation of the PowerDsine board of directors with respect to the merger agreement and the merger, you should be aware that certain officers and directors of PowerDsine have agreements or arrangements that provide them interests in the merger that may be different from, or in addition to, the interests of other PowerDsine shareholders. The PowerDsine board of directors was aware of these agreements during its deliberations of the merits of the merger and in determining to recommend to PowerDsine shareholders that you vote for the proposal to approve the merger agreement and the merger.

Ordinary Shares

As of the record date for the special general meeting, the directors and executive officers of PowerDsine, as a group, owned in the aggregate 137,500 outstanding PowerDsine ordinary shares (excluding any shares issuable upon the exercise of outstanding options and shares owned by affiliated entities of General Atlantic Partners described below), representing approximately 0.67% of the outstanding PowerDsine ordinary shares. Philip Trahanas, one of the directors of the PowerDsine, is a managing director of General Atlantic LLC which is a managing member of a number of General Atlantic Partners affiliated entities which together with their affiliated entities own in the aggregate 4,782,387 outstanding PowerDsine ordinary shares, which represented approximately 23.4% of the outstanding ordinary shares of PowerDsine. Mr. Trahanas disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Offer Letters

In connection with the merger agreement, Microsemi entered into an offer letter with Igal Rotem, who is the Chief Executive Officer of PowerDsine and a member of PowerDsine board of directors. Pursuant to the terms of this offer letter, Mr. Rotem agreed to continue his employment with PowerDsine after completion of the merger in his current position or the equivalent position at Microsemi. Mr. Rotem’s existing employment agreement will stay in force except for certain modifications with respect to his salary, bonus payments, retention bonus and option grants as set forth in the offer letter. The employment terms of Mr. Rotem, as revised by the offer letter, are substantially similar to his employment terms in PowerDsine. Two other executive officers of PowerDsine have also executed offer letters from Microsemi pursuant to which they will continue their employment with PowerDsine after completion of the merger in their current position or the equivalent position at Microsemi.

PowerDsine Share Options and Restricted Shares

As of the date of the merger agreement, the total number of PowerDsine ordinary shares issuable upon the exercise of share options held by the executive officers and directors of PowerDsine as a group (15 persons) was 2,236,466. These options have exercise prices ranging from $3.33 to $12.37 per share and a weighted average exercise price of $3.98 per share. In addition, as of the date of the merger agreement, the executive officers and directors of PowerDsine as a group (15 persons) held 153,500 restricted shares of PowerDsine. These options, restricted shares and all other PowerDsine share options outstanding at the time of the merger will be treated as described in “The Merger Agreement — Effect on PowerDsine Share Options and Restricted Shares.”

Generally, the vesting of options and restricted shares held by or on behalf of employees of PowerDsine, including employee directors, will be fully accelerated if they are involuntarily terminated by PowerDsine or Microsemi without cause within the first year as described under the caption entitled “The Merger Agreement — Effect on PowerDsine Share Options.” In addition, the vesting of all PowerDsine share options and restricted shares held by non-employee directors of PowerDsine will be fully accelerated if they are not directors of Microsemi immediately following the closing of the merger. As of the date of the merger agreement, each of PowerDsine’s directors and executive officers had beneficial ownership of shares representing less than one percent of the aggregate number of PowerDsine ordinary shares then outstanding, other than the following directors and executive officers who held the following numbers of PowerDsine share options and restricted shares:

•	Kenneth Levy, Director, 333,080 options;

•	Igal Rotem, Chief Executive Officer, 570,000 options and 33,750 restricted shares; and

•	Ilan Atias, President, 570,000 options and 33,750 restricted shares.

Voting Agreements

In connection with the merger agreement, Microsemi entered into voting agreements with entities affiliated with General Atlantic Partners, PowerDsine’s directors and certain executive officers as of the time the merger agreement was executed to vote in favor of the merger and the transactions contemplated in the merger agreement. For a discussion of these voting agreements, see “Other Material Agreements Relating to the Merger — Voting Agreements.”

Indemnification and Insurance

Pursuant to the merger agreement, Microsemi has agreed that, for a period of six years following the effective time of the merger, it will provide indemnification and liability insurance benefits to present and former directors and officers of PowerDsine. See “The Merger Agreement — Indemnification and Insurance.”

THE MERGER AGREEMENT

This section describes material provisions of the merger agreement. Because the description of the merger agreement contained in this document is a summary, it does not contain all of the information that may be important to you. You should carefully read the entire copy of the merger agreement attached to and incorporated into this document by reference, before you decide how to vote.

The following summary description of the material provisions of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the merger agreement. We have attached a copy of the merger agreement as Annex A. However, you are cautioned that the following summary and the copy of the merger agreement included with this document are not intended to provide you with information concerning the condition (financial or otherwise) of any of the parties to the merger agreement. Specifically, although the merger agreement contains various representations and warranties of the parties, the assertions embodied in those representations and warranties were made for purposes of the merger agreement and closing conditions thereunder and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the merger agreement (including exceptions to the representations and warranties that were set forth in schedules that are not included with this document). In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to PowerDsine shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Accordingly, you should not look to or rely on such representations and warranties for information about the parties to the merger agreement. Investors should read the merger agreement together with the other information concerning Microsemi and PowerDsine that each company publicly files in reports and statements with the SEC.

Structure of the Merger

The merger is being effected under Israeli law as an arrangement between PowerDsine and its shareholders. The merger agreement provides for the merger of Pinnacle Acquisition, a newly-formed and wholly owned Israeli subsidiary of Microsemi, with and into PowerDsine. After the merger, PowerDsine will become a wholly owned subsidiary of Microsemi.

Completion and Effectiveness of the Merger

Subject to the receipt of the Israeli court approval and the satisfaction or waiver of the other conditions to the merger, the merger will become effective at a closing, which will take place at a time mutually designated by Microsemi and PowerDsine, but not later than the second business day after the last of the conditions to completion of the merger is satisfied or waived, unless otherwise agreed in writing between Microsemi and PowerDsine.

Exchange of PowerDsine Ordinary Shares in the Merger

Each PowerDsine ordinary share issued and outstanding immediately before the effective time of the merger, other than dormant shares, or shares that are held by Microsemi, Pinnacle Acquisition and any other wholly owned subsidiary of Microsemi, at the effective time of the merger, will be exchanged for the right to receive $8.25 in cash and 0.1498 of a share of common stock of Microsemi.

Microsemi will not issue any fractional shares. Instead (after aggregating all the fractional shares of Microsemi common stock that you would otherwise be entitled to receive), you will receive a cash payment in lieu of any fractional share you would otherwise be entitled to receive in accordance with the terms of the merger agreement, as described below in “— Fractional Shares.”

Exchange Procedures

You should not send share certificates with your proxy card and should not surrender share certificates prior to the completion of the merger and the receipt of a letter of transmittal. The exchange agent for the merger will mail out letters of transmittal as soon as reasonably practicable after the effective time of the merger, which will include instructions for surrender of your PowerDsine share certificates or delivery of PowerDsine ordinary shares held in book-entry form.

All shares of Microsemi common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time of the merger. No dividends or other distributions with respect to Microsemi common stock with a record date after the effective time of the merger will be paid in respect of PowerDsine shares until the PowerDsine share certificate is surrendered or PowerDsine shares held in book-entry form are properly surrendered, in each case in accordance with the exchange procedures set forth in the letter of transmittal.

Fractional Shares

Microsemi will not issue fractional shares in connection with the merger. If you would otherwise be entitled to receive a fraction of a share of Microsemi common stock (after aggregating all the fractional shares of Microsemi common stock that you would otherwise be entitled to receive), you will instead receive cash, without interest, equal to that fractional amount multiplied by the average closing price as reported on the NASDAQ Global Select Market of one share of Microsemi common stock for the five consecutive trading days ending on and including the second trading day prior to the closing of the merger.

Transfer of Ownership and Lost Stock Certificates

If your share certificate has been lost, stolen or destroyed, you will need to deliver an affidavit and an indemnity bond in an amount that the exchange agent may reasonably request prior to receiving the merger consideration.

PowerDsine’s Representations and Warranties

PowerDsine made a number of representations and warranties to, and solely for the benefit of, Microsemi in the merger agreement. These representations and warranties include representations as to:

•	corporate organization, good standing and qualification to do business of PowerDsine and its subsidiaries;

•	authorization of the merger agreement by PowerDsine;

•	enforceability of the merger agreement;

•	PowerDsine’ board approval for the merger;

•	governmental authorization;

•	the merger agreement not conflicting with the organizational documents of PowerDsine, material contracts of PowerDsine or its subsidiaries or applicable laws;

•	PowerDsine’s capital structure;

•	PowerDsine’s subsidiaries;

•	PowerDsine’s filings with the SEC, including financial statements, and the accuracy of the information contained therein;

•	information included in this document;

•	PowerDsine’s compliance with certain applicable provisions of the Sarbanes Oxley Act of 2002 and related regulations;

•	the absence of certain changes, events or a material adverse effect involving PowerDsine or its subsidiaries between June 30, 2006 and October 24, 2006;

•	undisclosed liabilities of PowerDsine or its subsidiaries;

•	compliance with laws and regulatory matters by PowerDsine and its subsidiaries;

•	litigation involving PowerDsine or its subsidiaries;

•	finder’s fees;

•	the receipt of a written opinion of Citigroup with respect to the fairness, from a financial point of view, of the merger consideration to the holders of PowerDsine ordinary shares;

•	taxes and tax matters relating to PowerDsine and its subsidiaries;

•	employee benefit plans and employment agreements of PowerDsine and its subsidiaries;

•	Israeli employee matters;

•	environmental matters relating to PowerDsine and its subsidiaries;

•	PowerDsine’s and its subsidiaries’ real property and absence of liens, other than certain permitted liens;

•	intellectual property matters involving PowerDsine and its subsidiaries;

•	PowerDsine’s and its subsidiaries’ material contracts;

•	PowerDsine’s and its subsidiaries’ insurance coverage;

•	the inapplicability of statutes preventing the merger;

•	PowerDsine’s lack of material insider interests in its business;

•	PowerDsine’s and its subsidiaries’ privacy policies; and

•	PowerDsine’s governmental grants, incentives and subsidiaries, including its Approved Enterprise Status and grants form the Office of the Chief Scientist;

Microsemi’s Representations and Warranties

Microsemi made a number of representations and warranties to, and solely for the benefit of, PowerDsine in the merger agreement. These representations and warranties include representations as to:

•	corporate organization, good standing and qualification to do business of Microsemi and Pinnacle Acquisition;

•	authorization of the merger agreement by Microsemi and Pinnacle Acquisition;

•	enforceability of the merger agreement;

•	board approval of the merger by Microsemi and Pinnacle Acquisition;

•	governmental authorization;

•	the merger not conflicting with the organizational documents or contracts of Microsemi and Pinnacle Acquisition or applicable laws;

•	Microsemi’s and Pinnacle Acquisition’s capital structure;

•	Microsemi common stock to be issued as part of the merger consideration;

•	Microsemi’s filings with the SEC, including financial statements, and the accuracy of the information contained therein;

•	information supplied by Microsemi for inclusion in this document;

•	Microsemi’s compliance with the Sarbanes Oxley Act of 2002 and related regulations;

•	the absence of certain changes, events or material adverse effect involving Microsemi or its subsidiaries between July 2, 2006 and October 24, 2006;

•	liabilities of Microsemi or its subsidiaries;

•	compliance with laws and regulatory matters by Microsemi and its subsidiaries;

•	litigation involving Microsemi or its subsidiaries;

•	Microsemi’s, Pinnacle Acquisition’s and certain affiliates’ share ownership in PowerDsine;

•	finders’ fees; and

•	Microsemi’s ability to pay the aggregate merger consideration;

PowerDsine’s Conduct of Business before Completion of the Merger

Except as required by law or as otherwise contemplated by the merger agreement, PowerDsine has agreed that until the effective time of the merger, or unless Microsemi consents in writing (and Microsemi has agreed not to unreasonably delay its consent), PowerDsine’s and each of its subsidiaries’ business will be conducted in the ordinary course and PowerDsine and its subsidiaries will use commercially reasonable efforts to preserve intact their current business organizations, and preserve their relationships with persons having business dealings with them.

In addition, PowerDsine has also agreed that until the effective time of the merger, except as required by law or as otherwise contemplated by the merger agreement, unless Microsemi consents in writing (and Microsemi has agreed not to unreasonably delay), it will not, and none of its subsidiaries will, among other things (subject to specified exceptions):

•	amend its memorandum of association or articles of association;

•	declare, set aside or pay any dividends or make any other distributions in respect of any share capital of PowerDsine;

•	repurchase, redeem or otherwise acquire any shares or other securities of PowerDsine;

•	issue, sell, pledge, dispose of or encumber any share capital, or securities convertible into or exchangeable for any share capital, other than PowerDsine ordinary shares issued upon the exercise of PowerDsine options outstanding on October 24, 2006 or granted in accordance with PowerDsine option plans in the ordinary course of business;

•	split, combine or reclassify any of PowerDsine’s share capital;

•	merge or consolidate with, or acquire all or substantially all of the assets of any business or any corporation, partnership, joint venture, association or other business organization or division thereof;

•	sell, lease, license or otherwise dispose of any material assets or property, except (i) pursuant to any material contract previously disclosed to Microsemi, or (ii) the sale of inventory in the ordinary course of business consistent with past practice;

•	incur, assume, guarantee or modify any indebtedness for borrowed money, or create, incur or suffer to exist any lien upon any of PowerDsine’s assets or properties, except in the ordinary course of business consistent with past practice, pursuant to any material contract previously disclosed to Microsemi, or in respect of indebtedness existing solely between PowerDsine and/or any of its subsidiaries;

•	transfer or license to any third party or otherwise extend, amend or modify any rights to any PowerDsine’s intellectual property, other than non-exclusive licenses to the extent such licenses are an integral part of the sale of inventory in the ordinary course of business or pursuant to any Company material contract previously disclosed to Microsemi;

•	except pursuant to existing employment agreements or policies previously disclosed to Microsemi, increase the amount of compensation, bonus or other benefits payable to any director, officer or employee of PowerDsine or its subsidiaries, other than in the ordinary course of business consistent with past practice with respect to employees that do not hold a vice president or more senior position at the PowerDsine or any subsidiary;

•	grant any severance or termination pay or benefits to any director, officer or employee of the PowerDsine or any of its subsidiaries, pursuant to existing employment agreements or policies previously disclosed to Microsemi;

•	enter into any new employment agreement, or amend any such existing agreement, with any executive officer, or with any other employee, other than in the ordinary course of business consistent with past practice;

•	enter into or amend in any material respect any collective bargaining agreement or other contract or understanding with any labor union or organization;

•	make any loan or advance to any director, officer or employee of PowerDsine or any of its subsidiaries, except for travel advances in the ordinary course of business consistent with past practice to employees of PowerDsine or any of its subsidiaries;

•	change any method of accounting or accounting practices, except for any such change which is not material or which is required by U.S. generally accepted accounting principles;

•	make or change any material tax election, annual tax accounting period or method of tax accounting, file any amended tax returns with respect to a material amount of taxes, make any claim for refunds of a material amount of taxes, or settle or compromise any material tax claim, audit or assessment, in each case, other than in the ordinary course of business consistent with past practice;

•	make any application for, negotiate or receive a tax ruling or with the National Office of the Israeli Taxing Authority, or make any application for, negotiate or receive a material tax ruling or material arrangement with any local office of the Israeli Taxing Authority, whether or not in connection with the merger, on the PowerDsine’s own behalf or on behalf of any of its shareholders in connection with the merger or arrangement, in each case, except as explicitly contemplated in the merger agreement; and

•	agree or commit to do any of the foregoing.

Microsemi’s Conduct of Business Before Completion of the Merger

Microsemi has agreed that, except as required by law or as otherwise contemplated by the merger agreement, until the effective time of the merger, or unless PowerDsine consents in writing (and PowerDsine has agreed not to unreasonably delay its consent), it will not:

•	amend its certificate of incorporation or by-laws or comparable organizational documents to the extent any such amendment would adversely affect the rights of Microsemi common stock;

•	declare, set aside or pay any dividend or other distribution payable in cash, stock or property in respect of the stock capital of Microsemi;

•	redeem, repurchase or otherwise acquire any shares of Microsemi common stock at a premium to the then-existing market price of such Microsemi common stock;

•	Microsemi shall not permit any of its subsidiaries to, merge or consolidate with, or acquire a substantial portion of the assets of, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, in each case, that would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any governmental authorizations necessary to consummate the transactions contemplated by the merger agreement or the expiration or termination of any applicable waiting period, or significantly increase the risk of any governmental authority entering an order or other applicable law prohibiting the consummation of the transactions contemplated by the merger agreement;

•	Microsemi shall not permit any of its subsidiaries to, take any action that would be reasonably likely to result in a breach of its ability to pay the aggregate merger consideration; and

•	Microsemi shall not permit any of its subsidiaries to, agree or commit to do any of the foregoing.

Court Approval

The merger agreement provides that PowerDsine will, as promptly as practicable, submit to the district court of Tel Aviv-Jaffa a first motion to convene, in accordance with the applicable provisions of the Israeli Companies Law and the articles of association of PowerDsine, and as shall be ordered by the Israeli court, a meeting of PowerDsine shareholders and (if applicable) a meeting of PowerDsine’s creditors to consider and vote upon the approval of the merger and merger agreement.

If the merger is approved by PowerDsine shareholders and (if applicable) its creditors at such meetings, PowerDsine will submit to the Israeli court a second motion to approve the arrangement and the merger agreement and order the parties to take all actions to be taken in accordance with the merger agreement; and to ask the court to hold a hearing regardless of whether or not any objections to the merger are raised.

No Solicitation of Acquisition Proposals by PowerDsine

The merger agreement provides that, except if the agreement is terminated as described under “— Termination of the Merger Agreement,” neither PowerDsine nor any of its subsidiaries will, and they will not authorize or knowingly permit any of their directors, officers, employees, financial advisors, attorneys, accountants, agents and other authorized representatives (its “representatives”) to:

•	solicit, initiate, or knowingly encourage directly or indirectly, the submission of any acquisition proposal;

•	participate in any discussions or negotiations regarding, or furnish to any third party any nonpublic information or data with respect to, or take any other action to knowingly facilitate the making of, any acquisition proposal;

•	fail to make, or withdraw or modify in a manner adverse to Microsemi, the board recommendation (or recommend an acquisition proposal) (any of the forgoing is referred to in this document as “adverse recommendation change”); or

•	enter into any agreement with respect to any acquisition transaction, except for a confidentiality agreement with terms and conditions in all material respects no less favorable to PowerDsine than those contained in the confidentiality agreement dated May 17, 2006, between Microsemi and PowerDsine.

PowerDsine shall, and shall cause its subsidiaries and the representatives of the PowerDsine and any of its subsidiaries to, cease immediately and cause to be terminated any and all existing activities, discussions and negotiations, if any, with any third party conducted prior to the October 24, 2006 with respect to any acquisition proposal.

Notwithstanding the foregoing restrictions, the board of directors of PowerDsine, directly or indirectly through any representatives of PowerDsine, may if it determines in good faith, after considering advice from the PowerDsine’s outside legal counsel, that the failure to take such action would reasonably be likely to constitute a breach of the directors’ fiduciary duties under applicable law:

•	engage in negotiations or discussions with any third party that has made a bona fide acquisition proposal, which has not been solicited, initiated or knowingly encouraged by PowerDsine, its subsidiaries or any of their respective representatives that PowerDsine board of directors (or any special committee of the board of directors) has determined, in its good faith judgment after receiving the advice of the PowerDsine’s outside legal counsel and a financial advisor of internationally recognized reputation, is or would reasonably be likely to result in a superior proposal;

•	furnish to such third party nonpublic information relating to PowerDsine or any of its subsidiaries pursuant to a confidentiality agreement with terms and conditions in all material respects no less favorable to PowerDsine than those contained in the confidentiality agreement dated May 17, 2006, between Microsemi and PowerDsine; and/or

•	following receipt of any such acquisition proposal that is so determined to be a superior proposal, make an adverse recommendation change under certain requirements.

PowerDsine may also take any non-appealable, final action that any court of competent jurisdiction orders PowerDsine to take.

Under the merger agreement, an “acquisition proposal” is any offer or proposal for an “acquisition transaction,” which is a transaction or series of related transactions involving:

•	the acquisition or purchase, directly or indirectly, of 15% or more of the consolidated assets of PowerDsine and its subsidiaries;

•	tender offer or exchange offer that if consummated would result in any third party’s beneficially owning 15% or more of the total outstanding share capital of PowerDsine; or

•	any merger, consolidation, share exchange, business combination, arrangement, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or similar transaction that involves the acquisition, purchase, conversion or disposition, directly or indirectly, of 15% or more of the outstanding share capital of PowerDsine, or assets, individually or in the aggregate, constituting 15% or more of the consolidated assets of PowerDsine and its subsidiaries.

Under the merger agreement, a “superior proposal” is any unsolicited bona fide written offer made by a third party with respect to an acquisition transaction that involves the acquisition, directly or indirectly, of 50% or more of the voting power of PowerDsine stock or the assets of PowerDsine and its subsidiaries, taken as a whole, on terms that the board of directors of PowerDsine determines in good faith, after consultation with outside legal counsel and a financial advisor of internationally recognized reputation:

•	that the proposed acquisition transaction, taking into account all the terms and conditions of such acquisition proposal, including the reasonably expected time for the consummation of such acquisition transaction, would be more favorable to the shareholders of PowerDsine from a financial point of view than the transactions contemplated by the merger agreement (taking into account any proposed modifications by Microsemi in response to such acquisition proposal); and

•	that the acquiring party is capable of consummating the proposed acquisition transaction.

PowerDsine has agreed, pursuant to the merger agreement that it will promptly (and, in any event no later than 24 hours) notify Microsemi of:

•	any acquisition proposal or any request for nonpublic information in connection with, or that PowerDsine reasonably concludes would lead to, any acquisition proposal;

•	the name of the person making the request or acquisition proposal or inquiry; and

•	the material terms and conditions of that request or acquisition proposal.

PowerDsine will keep Microsemi informed in all material respects of the status and details (including material amendments or proposed amendments) of any such acquisition proposal or request

Effect on PowerDsine Share Options and Restricted Shares

At the effective time of the merger, each then outstanding option to purchase PowerDsine ordinary shares, under PowerDsine’s option plans, shall be assumed by Microsemi and converted into (i) an option to purchase a number of shares of Microsemi Common Stock equal to the product of the number of PowerDsine ordinary shares subject to such PowerDsine option multiplied by the 0.1498 exchange ratio with adjusted exercise price and (ii) entitlement to receive an amount of cash equal to the product of the number of PowerDsine ordinary shares subject to such PowerDsine option multiplied by $8.25 less the aggregate exercise price of the PowerDsine ordinary shares subject to such PowerDsine option.

Except as described above, each assumed option shall be subject to the same terms and conditions, including expiration date, vesting (including pursuant to accelerated vesting as provided under PowerDsine’s option plans) and exercise provisions, as were applicable to the corresponding PowerDsine’s option immediately prior to the effective time of the merger.

The cash consideration with respect to PowerDsine options will be paid to the holder of the option on or promptly following the applicable vesting date of such underlying PowerDsine options, except that with respect to PowerDsine’s options granted pursuant to Section 102 of the Tax Ordinance and held in trust as of the applicable vesting date, the amount of cash consideration shall be paid to the holder of the option upon the end of the Section 102 holding period.

Notwithstanding the foregoing, in the event that a tax ruling with respect to the conversion of PowerDsine’s options is not obtained prior to the effective time of the merger with respect to all PowerDsine’s options for which such a ruling is sought, each PowerDsine’s option shall be converted into an option to purchase a number of shares of Microsemi common stock based on (i) the 0.1498 exchange ratio plus (ii) an exchange ratio calculated by dividing the amount of cash for which each PowerDsine ordinary share is exchangeable in the merger by the closing price of a share of Microsemi common stock on the NASDAQ Global Select Market on the day immediately preceding the closing date of the merger. The options shall be subject to the same terms and conditions, including expiration date, vesting as were applicable under the PowerDsine share option with adjusted exercise price.

At the effective time of the merger, each unvested restricted PowerDsine ordinary share that is subject to a vesting schedule or forfeiture on termination of employment shall be converted into the right) to receive the amount of cash to be received with respect to each PowerDsine ordinary share as merger consideration and the number of shares of Microsemi stock to be received with respect to each PowerDsine ordinary share as merger consideration, in each case remaining subject to the vesting schedule in effect immediately prior to the effective time of the merger to the extent permitted by applicable tax rules.

Prior to the closing of the merger, PowerDsine shall amend its option plans to provide that if, within 12 months after the closing of the merger, an employee is involuntarily terminated by PowerDsine without cause or by constructive termination or a non-employee director is not a director of Microsemi immediately following the closing of the merger, all of such individual’s options and restricted shares shall become vested.

Microsemi has agreed to file a registration statement on Form S-8 with respect to the shares of Microsemi common stock subject to assumed PowerDsine share options and restricted shares promptly following the closing of the merger (and in any event within five business days after the closing of the merger).

Conditions to Completion of the Merger

The obligations of Microsemi and PowerDsine to complete the merger are subject to the satisfaction or waiver, at or prior to the effective time of the merger, of each of the following conditions:

•	the Israeli court approved the merger and a certified copy of the approval shall have been filed with the Israeli companies registrar;

•	no applicable law of any jurisdiction in which either Microsemi or PowerDsine has material business or operations, shall prohibit or enjoin the consummation of the merger, and there shall not have been instituted or pending any action or proceeding by any governmental authority challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the consummation of the merger or seeking to obtain material damages with respect to the merger;

•	any applicable waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to the merger shall have expired or been terminated and all approvals, and filings that are required under non-U.S. antitrust laws shall have been obtained or made;

•	approvals by the Israeli Office of the Chief Scientist and the Israeli Investment Center have been obtained;

•	the shares of Microsemi common stock issuable to PowerDsine shareholders shall have been approved for listing on the NASDAQ Global Select Market; and

•	if, prior to the closing of the merger, Microsemi receives notice or communication of any claim by the SEC with respect to the issuance of Microsemi securities pursuant to the terms of the merger agreement without registration under the U.S. Securities Act of 1933, Microsemi should have prepared and filed a registration statement on Form S-4 with the SEC and the registration statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

PowerDsine’s obligation to complete the merger is also subject to the satisfaction at or prior to the effective time of the merger of the following further conditions:

•	Microsemi and Pinnacle Acquisition must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger; and

•	subject to certain exceptions, the representations and warranties of Microsemi and Pinnacle Acquisition (other than the representations and warranties with respect to Microsemi’s capitalization) must have been true and correct as of October 24, 2006 and the effective time of the merger, as if made at and as of such time (except to the extent expressly made as of a specified date, in which case as of such date), except where the failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Microsemi, and the representations and warranties with respect to Microsemi’s capitalization must have been true and as of October 24, 2006 and the effective time of the merger, as if made at and as of such time (except to the extent expressly made as of a specified date, in which case as of such date); provided that such condition shall be deemed satisfied if the actual number of shares of Microsemi common stock or other securities outstanding or issuable under options to purchase Microsemi common stock outstanding as of October 24, 2006 is greater or less than the number represented by Microsemi in the agreement by no more than 1%.

Microsemi’s and Pinnacle Acquisition ’s obligation to complete the merger is also subject to the satisfaction of the following further conditions:

•	PowerDsine must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger;

•	(i) subject to certain exceptions, the representations and warranties of PowerDsine (other than the representations and warranties with respect to PowerDsine’s capitalization and the absence of certain changes) must have been true and as of October 24, 2006 and the effective time of the merger, as if made at and as of such time (except to the extent expressly made as of a specified date, in which case as of such date), except where the failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on PowerDsine, (ii) the representations and warranties with respect to PowerDsine’s capitalization must have been true and as of October 24, 2006 and the effective time of the merger, as if made at and as of such time (except to the extent expressly made as of a specified date, in which case as of such date); provided that the conditions shall be deemed satisfied if the actual number of shares of Microsemi common stock or other securities outstanding or issuable under options to purchase PowerDsine share capital outstanding as of October 24, 2006 is greater or less than the number represented by PowerDsine in the agreement by no more than 1%, and (iii) the representation and warranty with respect to the absence of certain changes must have been true and correct in all respects at and as of October 24, 2006 and the effective time of the merger, as if made at and as of the effective time of the merger (except to the extent expressly made as of a specified date, in which case as of such date); and

•	Microsemi received a certificate signed by an authorized officer of PowerDsine to the foregoing effect.

Determination of Material Adverse Effect

Under the terms of the merger agreement, a “material adverse effect” in relation to Microsemi or PowerDsine means a (i) material adverse effect on the business, net assets, financial condition or operations of that party and its subsidiaries, taken as a whole, or (ii) an effect that would prevent that party from consummating the transactions contemplated by the merger agreement prior to the termination date. In no event shall any of the following, alone or in combination with one another, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or would reasonably be expected to be a material adverse effect:

•	any effect resulting from the negotiation, execution, announcement, pendency or consummation of the merger (including any loss of or adverse change in the relationship of that party and its subsidiaries with their respective employees, customers, suppliers, partners, or distributors resulting therefrom);

•	any changes in that party’s stock price or trading volume, in and of itself;

•	any failure by that party to meet published financial projections or internal or analysts’ expectations, in and of itself;

•	any effect resulting from changes or effects in general worldwide, U.S. or Israeli market, economic or political conditions (including prevailing interest rate, exchange rate and stock market levels), not disproportionately affecting that party and its subsidiaries;

•	any effect resulting from changes or effects generally affecting the industries or markets in which that party operates, not disproportionately affecting that party and its subsidiaries;

•	any effect resulting from any act of war or terrorism (or, in each case, any escalation thereof), not disproportionately affecting that party and its subsidiaries, compared to similarly situated Israeli businesses, in the case of PowerDsine, or compared to similarly situated U.S. businesses, in the case of Microsemi;

•	any claim or litigation arising from allegations of breach of fiduciary duty with respect to PowerDsine or Microsemi relating to the merger agreement, the merger or the other transactions contemplated under the merger agreement, or disclosure violations in securities filings made in connection with the merger;

•	any changes in applicable law or GAAP;

•	any action taken by Microsemi or any of its subsidiaries, or any action reasonably taken by the PowerDsine or any of its subsidiaries, in each case, which is expressly required to be taken by the merger agreement or which is taken with the other party’s consent, or any failure to take action which failure results from the other party’s refusal to grant its consent to such action pursuant to the agreement; and

•	with respect to a PowerDsine material adverse effect only: the failure to obtain the consent of a counterparty under any contract or agreement listed in the PowerDsine disclosure schedule in connection with the transactions contemplated by the merger agreement.

Waiver and Amendment

The merger agreement may be amended or conditions may be waived prior to the effective time of the merger, by execution of an instrument in writing signed, in the case of an amendment by each of Microsemi and PowerDsine, in case of a waiver, by each party whom against the waiver is to be effective.

The failure or delay by any party to exercise any right, power or privilege under the merger agreement shall not operate as a waiver, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Termination of the Merger Agreement

Microsemi and PowerDsine can agree to terminate the merger agreement at any time prior to the effective time of the merger by mutual written agreement. In addition, either Microsemi or PowerDsine can terminate the merger agreement if any of the following occurs:

•	the merger does not close by August 31, 2007, unless such failure to be consummated by such date resulted from breach by such party of the merger agreement;

•	any applicable law of any jurisdiction in which either Microsemi or PowerDsine has material business or operations, prohibiting or enjoining the consummation of the merger, becomes final and non-appealable; or

•	the required approval of PowerDsine’s shareholders or (if applicable) its creditors has not been obtained due to the failure to obtain the vote necessary to approve the merger at the PowerDsine special general meeting.

In addition, the merger agreement may be terminated by PowerDsine at any time prior to the effective time of the merger if any of the following occurs:

•	PowerDsine’s board of directors authorizes the Company to enter into a binding definitive agreement for a superior proposal with respect to which the board of directors is entitled to make an adverse recommendation change. Provided that prior to such termination, PowerDsine shall have paid Microsemi any termination fee due (if any) and given Microsemi written notice at least 48 hours prior to such termination of its intention to terminate the merger agreement and to enter into a binding definitive agreement with respect to a superior proposal and Microsemi does not make, within the notice period described above, a revised proposal that PowerDsine board of directors determines in good faith after consultation with its financial advisors and its outside legal counsel would, if consummated, result in a transaction at least as favorable to PowerDsine’s shareholders as such superior proposal; or

•	Either Microsemi or Pinnacle Acquisition breaches any representation or warranty or fails to perform any of its covenants set forth in the merger agreement to a degree such that the conditions to closing relating to the breaching party’s representations, warranties and covenants would not be satisfied, and either Microsemi is not using its reasonable best efforts promptly to cure such breach or failure after notice thereof, or such condition is reasonably incapable of being satisfied by August 31, 2007.

In addition, the merger agreement may be terminated by Microsemi at any time prior to the effective time of the merger if any of the following occurs:

•	the board of directors of PowerDsine makes an adverse recommendation change;

•	PowerDsine enters into a binding definitive agreement with respect to a superior proposal;

•	PowerDsine knowingly and materially breaches any of its obligations with respect to obtaining the court approval, the shareholders meeting or the provisions restricting PowerDsine’s right to solicit a competing acquisition transaction; or

•	PowerDsine breaches its representations or, warranties or fails to perform any of its covenants in the merger agreement to a degree such that the conditions to closing relating to PowerDsine’s representations, warranties and covenants would not be satisfied, and the PowerDsine is not using its reasonable best efforts promptly to cure such breach, or such condition is reasonably incapable of being satisfied by August 31, 2007.

Termination Fee

PowerDsine has agreed to pay Microsemi a termination fee equal to $8.6 million if:

•	PowerDsine terminates the merger agreement to enter into a binding definitive agreement with respect to a superior proposal with respect to which PowerDsine board of directors is entitled to make a an adverse recommendation change;

•	Microsemi terminates the merger agreement as a result of an adverse recommendation change by the board of PowerDsine;

•	Microsemi terminates the merger agreement due to PowerDsine’s entry into a binding definitive agreement with respect to a superior proposal; or

•	Microsemi terminates the merger agreement due to PowerDsine’s knowingly and materially breach of any of its obligations with respect to obtaining the court approval, holding the shareholders meeting or restricting PowerDsine’s right to solicit a competing acquisition transaction.

PowerDsine has also agreed to pay Microsemi a termination fee equal to $8.6 million if any of the following occurs:

•	the merger agreement is terminated due to a failure to consummate the merger before August 31, 2007, unless such terminating party’s breach of the merger agreement resulted in the failure of the merger to be consummated by such date; or

•	the merger agreement is terminated due to a failure to obtain the required PowerDsine shareholder approval or (if applicable) approval of PowerDsine’s creditors;

provided that prior to PowerDsine shareholder meeting, or August 31, 2007, as the case may be, an acquisition proposal shall have been made, and within 12 months following the date of such termination, either an acquisition transaction is consummated or PowerDsine enters into a binding definitive agreement providing for an acquisition transaction. For this purposes, the term “acquisition transaction” shall have the meaning ascribed to such term in section “— No Solicitation of Acquisition Proposals by PowerDsine”, except that references to “15%” therein shall be deemed to read “50%”.

Indemnification and Insurance

Microsemi has agreed to, and cause PowerDsine, as the surviving company in the merger for the period of six years following the effective time of the merger, to indemnify and hold harmless, to the fullest extent permitted by applicable law, the present and former directors and officers of PowerDsine or any of its subsidiaries against any costs or expenses (including reasonable fees and expenses of counsel), judgments, fines, losses, damages, liabilities and amounts paid in settlement incurred in connection with any acts or omissions by any such indemnified person in their capacity as an officer or director of PowerDsine or any of its subsidiaries occurring at or prior to the effective time of the merger, and to advance reasonable expenses as incurred to the fullest extent permitted by applicable law in connection with any indemnified claims, in each case to the same extent those persons are entitled, as of the date of the merger agreement, to be indemnified, held harmless or have the right to advancement of expenses by PowerDsine or any of its subsidiaries pursuant to applicable law, PowerDsine’s articles of association and memorandum of association and indemnification agreements disclosed to Microsemi. In the event any indemnified claims are asserted or made within such six year period, all rights to indemnification in respect of each such claim shall continue until final disposition of any and all such claims

Microsemi has agreed to provide officers’ and directors’ liability insurance for a period of six years following the effective time of the merger with an insurer with a Standard & Poor’s rating of at least A (or an equivalent rating from AM Best), or Microsemi shall purchase from an insurer with a Standard & Poor’s rating of at least A (or an equivalent rating from AM Best) a “tail policy”, in each case, in respect of acts or omissions occurring prior to the effective time of the merger covering each indemnified person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than PowerDsine’s current policy. Microsemi shall not be obligated to pay an aggregate annual premium in excess of an amount equal to 250% of the amount per annum PowerDsine paid in its last full fiscal year.

Reasonable Best Efforts

Microsemi and PowerDsine have agreed to use, and cause their respective subsidiaries to use, their respective reasonable best efforts to complete the merger and the transactions contemplated by the merger agreement, and to use their reasonable best efforts, which will include, among other obligations, preparing and filing as promptly as practicable with any governmental authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other Person.

OTHER MATERIAL AGREEMENTS RELATING TO THE MERGER

Voting Agreements

PowerDsine Shares

Contemporaneously with the execution and delivery of the merger agreement, Michael Anghel, Ronald D. Black, Dana Gross, Kenneth Levy, Erez Rosen, Igal Rotem, Philip P. Trahanas, Asaf Silberstein, David Goren, Aviram Shemer, Ilan Atias, GAP Coinvestments III, LLC ,GAP Coinvestments IV, LLC, GAPCO GMBH & Co. KG, GAPSTAR, LLC, GAP-W International, L.P., General Atlantic Partners 78, L.P. and General Atlantic Partners (Bermuda), L.P. who were entities affiliated with General Atlantic Partners, PowerDsine’s largest shareholders, or directors or executive officers of PowerDsine as of the date of the merger agreement, entered into voting agreements with Microsemi. Approximately 24.1% of the outstanding PowerDsine ordinary shares on the record date for the PowerDsine special general meeting are subject to the voting agreements. The shares covered by the voting agreements are referred to in this document as the “subject PowerDsine shares.”

The following is a summary description of the voting agreements. The form of voting agreement is attached as Annex D to this document, which is hereby incorporated into this document by reference.

Agreement to Vote and Proxy

Each individual who entered into a voting agreement with Microsemi agreed to vote the subject PowerDsine shares at the PowerDsine special general meeting:

•	in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby, including the merger;

•	against any action or agreement that would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the merger or the other transactions contemplated by the merger agreement; or inhibit the timely consummation of the merger or the other transactions contemplated by the merger agreement; and

•	except for the merger contemplated by the merger agreement, against approval of any acquisition proposal or merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of material assets of PowerDsine or its subsidiaries not permitted pursuant to the merger agreement.

These individuals also agreed to grant to Microsemi a proxy and appointed certain Microsemi officers as their proxy to vote the subject PowerDsine shares on any of the foregoing matters at the PowerDsine special general meeting.

Restrictions

These individuals have agreed that they will not:

•	solicit, initiate, or take an action intended to encourage or induce the making, submission or announcement of any acquisition proposal;

•	take any action intended to, directly or indirectly, encourage, or initiate or cooperate in, a shareholders’ vote or action by consent of PowerDsine shareholders in opposition to or in competition with the consummation of the merger or the other transactions contemplated by the merger agreement; or

•	become a member of a group with respect to any voting securities of PowerDsine for the purpose of opposing or competing with the consummation of the merger or the other transactions contemplated by the merger agreement.

These individuals also agreed to certain restrictions on the transfer of their subject PowerDsine shares.

The foregoing restrictions shall not be construed to prevent or otherwise affect any action taken by any such individual in his or her capacity as a director and/or officer of PowerDsine or any of its subsidiaries or from fulfilling his or her obligations as an officer of PowerDsine, including the performance of obligations required by the fiduciary duties of such individual acting solely in his or her capacity as an officer or director of PowerDsine.

Affiliate Agreements

Concurrently with execution of the merger agreement, certain affiliates of PowerDsine entered into affiliate agreements pursuant to which such affiliates agreed not to make any sale, transfer or other disposition of Microsemi securities that they receive as a result of the merger in violation of the Securities Act and the rules and regulations under the Securities Act.

Offer Letters

In connection with the merger agreement, Microsemi entered into an offer letter with Igal Rotem, who is the Chief Executive Officer of PowerDsine and a member of PowerDsine board of directors. Pursuant to the terms of this offer letter, Mr. Rotem agreed to continue his employment with PowerDsine after completion of the merger in his current position or the equivalent position at Microsemi. Mr. Rotem’s existing employment agreement will stay in force except for certain modifications with respect to his salary, bonus payments, retention bonus and option grants as set forth in the offer letter. The employment terms of Mr. Rotem, as revised by the offer letter, are substantially similar to his employment terms in PowerDsine. Two other executive officers of PowerDsine have also executed offer letters from Microsemi pursuant to which they will continue their employment with PowerDsine after completion of the merger in their current position or the equivalent position at Microsemi.

DESCRIPTION OF MICROSEMI CAPITAL STOCK

The description of the material terms of Microsemi’s capital stock is contained in the Registration Statements on Form 10/A and on Form 8-A/A filed by Microsemi with the SEC on January 30, 2006. Those Registration Statements and any subsequent updates filed by Microsemi with the SEC with respect to those Registration Statements are incorporated into this document by reference. As of October 1, 2006, there were 71,572,083 shares of Microsemi common stock outstanding.

Stockholder Rights Plan

The description of Microsemi’s rights plan contained in the Registration Statement on Form 8-A/A filed with the SEC on January 30, 2006 and any subsequent updates are incorporated into this document by reference.

Transfer Agent and Registrar

The transfer agent and registrar for Microsemi common stock is Mellon Investor Services LLC.

COMPARISON OF STOCKHOLDER RIGHTS

Microsemi is incorporated under the laws of the State of Delaware. PowerDsine is incorporated under the laws of the State of Israel. If the merger is completed, PowerDsine shareholders will exchange their PowerDsine ordinary shares for cash and Microsemi common stock (with a cash payment in lieu of fractional shares, if any), which trades on the NASDAQ Global Select Market. The following is a summary comparison of material differences between the rights of a Microsemi stockholder and a PowerDsine shareholder arising from the differences between the laws of the State of Delaware and of the State of Israel and the governing documents of the respective companies.

The following summary does not purport to be a complete statement of the rights of holders of Microsemi common stock under the applicable provisions of Delaware law and Microsemi’s certificate of incorporation and bylaws, or the rights of holders of PowerDsine ordinary shares under the applicable provisions of the Israeli Companies Law and PowerDsine’s memorandum of association and articles of association, or a complete description of the specific provisions referred to in this summary. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the laws of Delaware, the United States and Israel, Microsemi’s certificate of incorporation and bylaws and PowerDsine’s memorandum of association and articles of association.

Copies of the governing corporate documents of Microsemi and PowerDsine are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions under “Where You Can Find More Information.”

Summary of Material Differences Between the Rights of Microsemi Stockholders and the Rights of PowerDsine Shareholders

	Microsemi Stockholder Rights	PowerDsine Shareholder Rights

Number of Directors
The Delaware General Corporation Law, or the DGCL, permits the certificate of incorporation or the bylaws of a corporation to contain provisions governing the number and terms of directors.
The Board of Directors must consist of no less than three (3) and no more than thirteen (13) members. The number of directors is fixed by a majority of the entire Board of Directors or by stockholders at any annual or special meeting, but no decrease in the number of directors can shorten the term of any incumbent director.
Under the Israeli Companies Law, a public company must have at least two statutory external directors. Under PowerDsine’s articles of association the number of directors on the board of directors shall be seven and must be at least five. PowerDsine’s board of directors currently consists of seven directors (including the two statutory external directors).
Election of Directors	Directors are elected at an annual meeting of stockholders at which a quorum is present by a plurality vote.	Directors are elected only at an annual meeting of shareholders by a majority of the participating votes cast by holders of shares present or represented by proxy. The statutory external directors are elected by a qualified majority at a general meeting of shareholders. The votes cast in favor of the election of the statutory external directors must include at least one-third of the votes cast by shareholders who are not controlling shareholders of the company (not including abstentions). Alternatively, the election of the statutory external directors

	Microsemi Stockholder Rights	PowerDsine Shareholder Rights

is also valid if the votes cast against the election of the statutory external directors by shareholders who are not controlling shareholders of the company do not exceed 1% of the company’s total voting power.
Term and Classes of Directors	Microsemi’s Amended and Restated Certificate of Incorporation does not provide for the division of the Board of Directors into classes.	PowerDsine’s board of directors is classified into three classes other than external directors. The directors of class 1 will continue to serve until the first annual meeting held in 2005. The directors of class 2 will continue to serve until the first annual meeting held in 2006. The directors of class 3 will continue to serve until the first annual meeting held in 2007. Each director serves until the third annual meeting subject to the classification above, and until his or her successor is elected and qualified, except that pursuant to the Israeli Companies Law, statutory external directors are appointed for a term of three years, which may be extended for one additional term of three years. Pursuant to recently adopted regulations, statutory external directors of a NASDAQ-listed Israeli company may be reelected for additional periods of up to three years each (beyond the first two three-year periods), subject to certain conditions, including the disclosure of the reasons of the audit committee and board of directors for the proposed reelection for the additional period to the general meeting of shareholders prior to the shareholder vote on the proposed reelection.
Removal of Directors	Any director may be removed with or without cause by the holders of a majority of shares entitled to vote at the election of directors.	Directors, other than the statutory external directors, may be removed from office only upon: (a) resignation, (b) the vote of the shareholders at a meeting but only by a majority of more than two thirds of the votes entitled to vote, (c) conviction of certain offenses, (d) court order, or (e) bankruptcy. Statutory external directors may only be removed in accordance with the relevant provisions of the Israeli Companies Law.
Vacancies the on Board	Vacancies on a board of directors and newly created directorships resulting from an increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, though less	If any vacancies occur in PowerDsine’s board of directors, the remaining directors then in office may appoint a director in place of the director ceased serving, and the directors so elected will hold office until the next annual general meeting.

	Microsemi Stockholder Rights	PowerDsine Shareholder Rights

than a quorum, or by the sole remaining director, or by the stockholders at a special meeting called for the purpose. In addition, under the DGCL, if, at the time of the filling of any vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board of directors (as constituted immediately before any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any vacancy or newly created directorship, or replace the directors chosen by the directors then in office.
Board Quorum and Vote Requirements	At any meeting of Microsemi’s board of directors, the presence of a majority of the entire board of directors constitutes a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors.	The quorum required for a session of PowerDsine’s board of directors is the majority of the members of the board then serving in office. Except as otherwise required by the Israeli Companies Law or PowerDsine’s articles of association, a resolution is adopted if approved by a majority of the directors present at any meeting at which a quorum is present.
Action of the Board of Directors Without a Meeting	Any action required or permitted to be taken at a meeting of Microsemi’s board of directors may be taken without a meeting if a consent in writing, setting forth the action to be taken and signed by all of the directors is filed in the minutes of the proceedings of Microsemi’s board of directors.	Actions required or permitted to be taken at a meeting of PowerDsine’s board of directors may be taken without a meeting, if all members of the board of directors that are entitled to vote on the applicable matter consent thereto.
Approval of Certain Transactions and Matters	The DGCL generally requires that a merger and consolidation, or sale, lease, or exchange of all or substantially all of a corporation’s property and assets be approved by the directors and by a majority of the outstanding stock. A corporation’s certificate of incorporation may require a greater vote. Microsemi’s Amended and Restated Certificate of Incorporation does not provide for a greater vote.	Subject to certain exceptions, the Israeli Companies Law provides that in order to approve the merger, the approval of the board of directors, as well as the vote of a majority of the shareholders present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the ordinary shares represented at special general meeting approve the merger agreement and the merger, is required.
Under the Delaware General Corporation Law, a surviving corporation need not obtain stockholder approval for a merger if:
• each share of the surviving corporation’s stock outstanding prior to

	Microsemi Stockholder Rights	PowerDsine Shareholder Rights

the merger remains outstanding in identical form after the merger;
• such merger agreement does not amend the certificate of incorporation of the surviving corporation; and

•   either no shares of common stock of the surviving corporation are to be issued or delivered in the merger or, if common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding prior to the merger by more than 20%.

Shareholder Meetings
Annual meetings are held at the time and place set by the Board of Directors.
Special meetings may be called by the President and will be called by the President or Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning at least 25% of the entire capital stock of the corporation issued and outstanding and entitled to vote. The request must state the purpose of the meeting.
Written notice of the annual meeting stating the place, date and hour of the meeting must be given to each stockholder entitled to vote at the meeting not less than ten (10) and not more than sixty (60) days before the date of the meeting.

The annual meeting of PowerDsine’s shareholders is held at such date and time as determined by the board of directors, but no later than fifteen months after the last annual meeting.
Under the Israeli Companies Law and PowerDsine’s articles of association, special general meetings of PowerDsine’s shareholders may be called by the board of directors or at the request of (a)   two directors, (b)   one-quarter of the directors in office, (c) shareholder(s) holding at least five percent of the outstanding shares of PowerDsine and at least one percent of PowerDsine’s voting rights, or (d)   shareholder(s) holding at least five percent of PowerDsine’s voting rights. Notice of the special general meeting stating the agenda and proposed resolutions must be delivered to shareholders of record and published at least 21   days prior to the meeting. Pursuant to a recent amendment to the Companies Regulations (Notice of General Meeting and Class   Meeting in a Public Company), 5760-2000, in the event that the agenda for the meeting includes certain proposed resolutions (for example, the appointment or dismissal of directors, the approval of a merger or transactions with a controlling shareholder), notice of the meeting must be published at least 35   days prior to the meeting. The chairman of a shareholders’ meeting is, generally, the chairman of the board of directors. Any business to be conducted at a meeting of the shareholders must be specifically identified in the notice of the meeting.

In addition, subject to the Israeli Companies Law, PowerDsine’s board of

	Microsemi Stockholder Rights	PowerDsine Shareholder Rights

directors may include a subject requested to be included in the agenda of a general meeting. Each such request is also required to set forth other information relating to the shareholder making the request, the shareholder’s interest in the matter or relationship with the person that is the subject of the request and any other information reasonably requested by the board of directors.
Quorum Requirements	Holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, constitute a quorum.	The presence in person or by proxy of two or more shareholders who jointly hold one-third or more of PowerDsine’s voting rights at a shareholders meeting constitutes a quorum for the transaction of business at such meeting. If no quorum is present within half an hour after the time set for the meeting, whether an annual or special general meeting, the meeting shall be adjourned to one week from that date, or to such other time determined by the Board of Directors.
Action of Shareholders by Written Consent	Stockholders may take action without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action taken, is signed by stockholders with the number of outstanding shares that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on the matter were present and voting. If there is less than unanimous consent, prompt notice of the action must be given to those stockholders who did not consent in writing.	The Israeli Companies Law does not provide for an action of shareholders of a public company by written consent in lieu of a meeting.
Amendment of Certificate of Incorporation, Memorandum of Association	Microsemi’s Amended and Restated Certificate of Incorporation cannot be amended in any manner which would materially alter the powers, preferences, or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely, without the affirmative vote of the holders of a majority of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.	PowerDsine’s memorandum of association principally sets forth the company’s objectives. An amendment to the memorandum generally may be effected by the affirmative vote of the holders of 75% of the voting power represented at the meeting.
Amendment of Bylaws, Articles of Association	The Board of Directors has the power to amend or repeal the Bylaws, subject to the reserved power of the stockholders. The stockholders may also amend the Bylaws by majority vote of the holders of stock entitled at the time to vote for the election of directors.	Under the Israeli Companies Law, the articles of association set forth substantially all of the provisions that under Delaware law are split between the certificate of incorporation and the bylaws of a company.
	Microsemi’s Bylaws specifically state that	Other than as specifically provided in the Israeli Companies Law, an amendment to

	Microsemi Stockholder Rights	PowerDsine Shareholder Rights

	any bylaw adopted by the Board of Directors may be amended or repealed, and any bylaw repealed by the Board of Directors may be reinstated, by majority vote of the holders of stock of the corporation entitled at the time to vote for the election of directors.	PowerDsine’s articles of association requires approval by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

If any bylaw regulating an impending election of directors is adopted, amended, or repealed by the Board of Directors, the notice of the next meeting of stockholders for the election of directors must contain that bylaw, together with a concise statement of the changes made.

Indemnification and Insurance of Directors, Officers and Employees
Microsemi’s amended and restated certificate of incorporation and Bylaws provides that it shall indemnify any person who is a director, officer, or legal representative of the corporation, or serving at the request of the corporation as a director, officer, employee, or agent, to the fullest extent authorized by the Delaware General Corporation Law. If a proceeding is initiated by one of these persons, indemnification is available only if the Board of Directors authorized the proceeding. However, no indemnification is required where the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant. The corporation bears the burden of proof.
Indemnification continues as to any person who has ceased to be a director, officer, employee, or agent.
Under the Israeli Companies Law a company may undertake in advance to indemnify an officeholder (as this term is defined in the Israeli Companies Law, which includes directors and certain officers), provided that the undertaking is limited to types of events which the board of directors deems to be foreseeable at the time of the undertaking and limited to an amount determined by the board of directors to be reasonable under the circumstances. PowerDsine’s articles of association provides that, subject to the Israeli Companies Law, PowerDsine is entitled to agree in advance or retroactively to indemnify any officeholder, as a result of an expense imposed on him or her as a result of any action which was performed by the officeholder in his or her capacity as an officeholder of PowerDsine, in respect of any of the following: (a) monetary obligation imposed on or paid by the officeholder in favor of another person pursuant to a judgment, including a settlement, or an arbitrator’s award approved by a court; (b) reasonable legal fees, incurred by an office holder or which he is ordered to pay by a court, in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal charge of which he is acquitted, or in a criminal charge of which he is convicted of an offence that does not require proof of criminal intent; (c) reasonable legal fees incurred by an office holder in an investigation or procedure conducted against him by an authority authorized to conduct such investigation or procedure, and either (i) no financial liability was imposed on

	Microsemi Stockholder Rights	PowerDsine Shareholder Rights

the Office Holder in lieu of criminal proceedings, or (ii) financial liability was imposed on the Office Holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent. PowerDsine’s articles of association further provides that subject to the Israeli Companies Law, PowerDsine may purchase insurance to cover the liability of any officeholder as a result of any of the following: (a) a breach of the duty of care to the Company or to another person; (b) a breach of the duty of loyalty to the Company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the Company; (c) a monetary obligation imposed on him in favor of another person.

The Israeli Companies Law provides that a company may not indemnify an officeholder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following: (a)   a breach by the officeholder of his or her duty of loyalty unless the officeholder acted in good faith and had a reasonable basis to believe that the act would not cause the company harm; (b)   a breach by the officeholder of his or her duty of care if such breach was intentional or reckless; (c)   any act or omission with the intent to derive an illegal personal gain; or (d)   a fine or monetary settlement imposed upon the officeholder. Pursuant to the Israeli Companies Law, indemnification of, exculpation of and procurement of insurance coverage for, officeholders in a public company must be approved by the audit committee, the board of directors and, if the officeholder is a director or a controlling shareholder, also by the company’s shareholders.

Conflict of Interest; Fiduciary Duty	Microsemi’s amended and restated certificate of incorporation provides that a directors of Microsemi shall not be personally liable to Microsemi or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing	The Israeli Companies Law provides that an officeholder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty requires avoiding any conflict of interest, not competing with the company, not exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing documents or information relating to the Company’s

Microsemi Stockholder Rights	PowerDsine Shareholder Rights

violations of law; (iii) any transaction from which the director derived an improper personal benefit; or (iv) liability under Section 174 of the Delaware General Corporation Law.	affairs which the officeholder has received by virtue of his position as an officeholder. Under the Israeli Companies Law, approval of compensation of officeholders who are not directors requires approval of the board of directors or of a committee designated by the board of directors. Compensation of directors of a publicly traded company requires the approval of the audit committee, the board of directors and the company’s shareholders. The Israeli Companies Law requires that an officeholder promptly disclose any “personal interest” that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction of the company. In the case of a transaction with an officeholder or with another person in which an officeholder has a “personal interest” which is not an extraordinary transaction, subject to the officeholder’s disclosure of his or her interest, board approval is sufficient for the approval of the transaction. The transaction must not be adverse to the company’s interest. If the transaction is an extraordinary transaction (a transaction not in the ordinary course, which is not on market terms, or that is likely to have a material impact on the company’s profitability, properties or obligations), it must be approved by the audit committee and the board of directors. Generally, an officeholder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at the meeting or vote thereon. Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and the other shareholders and refrain from abusing his or her power in the company.

	Microsemi Stockholder Rights	PowerDsine Shareholder Rights

Business Combination Act

Business Combinations; Interested Shareholder Transactions; Anti-Takeover Effects
Section   203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a “business combination” with a person owning 15% or more of the corporation’s voting stock (an “interested stockholder”) for three (3) years following the time that person became an interested stockholder, unless:
•   the Board, before the time the person becomes an interested stockholder, approved either the business combination or the transaction that resulted in the person becoming an interested stockholder;
•   the person became an interested stockholder and 85% owner of the voting stock in the transaction, excluding shares owned by directors and officers and shares owned by some employee stock plans; or
•   the combination transaction is approved by the board and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
A Delaware corporation can elect in its certificate of incorporation or bylaws not to be governed by Section   203. Microsemi has not made that election.

Under the Israeli Companies Law, the acquisition of shares in a public company such as PowerDsine whereby the acquiring person would obtain a controlling interest (an interest of 25% or more) is not permitted if the company does not already have a shareholder that has a controlling interest, and an acquisition whereby the acquiring shareholder would thereafter hold more than 45% of the voting rights in the company is not permitted if there is no other 45% shareholder in the company, in each case except by way of a tender offer in accordance with the provisions of the applicable section of the Israeli Companies Law (referred to as special tender offer). These anti-takeover limitations do not apply to a purchase of shares by way of a “private placement” in certain circumstances provided under the Israeli Companies Law. See also the portion of this comparison entitled “Approval of Certain Transactions and Matters.”
The Israeli Companies Law provides that an extraordinary transaction of a public company with a controlling shareholder thereof (in general defined as a person who has the ability, directly or indirectly, to direct the activities of the company, including, without limitation, the holding of more than 25% of the voting power) or of a public company with another entity in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, requires approval of such company’s audit committee, board of directors and a majority of the shareholders voting on the matter that must include (i)   at least one-third of the votes of shareholders who have no personal interest in the matter, participating at the meeting; or (ii)   the total number of objecting votes of such shareholders mentioned in subsection   (i) above, do not exceed 1% of the total voting rights in the company.

	Microsemi Stockholder Rights	PowerDsine Shareholder Rights

Dissenters’ or Appraisal Rights	Under Delaware General Corporation Law, the right of dissenting stockholders to obtain the fair value for their shares is available in connection with some mergers or consolidations. Unless otherwise provided in the certificate of incorporation, appraisal rights are not available to stockholders when the corporation will be the surviving corporation in a merger and no vote of its stockholders is required to approve the merger. In addition, no appraisal rights are available to holders of shares of any class of stock which is either:	The Israeli Companies Law does not provide for shareholders’ appraisal rights except for the appraisal by a court under limited circumstances in connection with the acquisition by means of a tender offer for all of the shares of a publicly traded company.
• listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD, or
• held of record by more than 2,000 stockholders,

unless those stockholders are required by the terms of the merger to accept anything other than (i)   shares of stock of the surviving corporation, (ii)   shares of stock of another corporation which, on the effective date of the merger or consolidation, are of the kind described above, (iii)   cash instead of fractional shares of stock, or (iv)   any combination of the consideration set forth in (i) through (iii).

WHERE YOU CAN FIND MORE INFORMATION

Microsemi files annual, quarterly and current reports, proxy statements and other information with the SEC. PowerDsine files annual reports with the SEC and furnishes current reports and other information to the SEC. You may read and copy materials that Microsemi and PowerDsine have filed with the SEC at the following SEC public reference room:

100 F Street, N.E.
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

Microsemi’s and PowerDsine’s SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov, which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. In addition, Microsemi’s SEC filings are also available for free to the public on Microsemi’s website, www.Microsemi.com, and PowerDsine’s filings with the SEC are also available for free to the public on PowerDsine’s website, www.PowerDsine.com. Information contained on Microsemi’s website and PowerDsine’s website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

PowerDsine incorporates by reference into this document the documents listed below, and any filings Microsemi makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document until the date of the PowerDsine special general meeting and any adjournment thereof, shall be deemed to be incorporated by reference into this document, exclusive of any and all portions thereof not deemed to be “filed with the SEC”. The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

Microsemi SEC filings
Commission file number 000-26734	Period

Quarterly Report on Form 10-Q	Quarter ended January 1, 2006 (filed on February 10, 2006), quarter ended April 2, 2006 (filed on May 12, 2006) and quarter ended July 2, 2006 (filed on August 11, 2006);
Proxy Statement on Schedule 14A	Filed on January 20, 2006;
Annual Report on Form 10-K	Year ended October 2, 2005 (filed on December 15, 2005);
Registration Statements on Form 8-A	Filed on January 30, 2006 (8-A12G/A);
General Form for Registration of Securities on Form 10-A	Filed on January 30, 2006 (10-12G/A); and
Current Reports on Form 8-K	Filed on November 7, 2005, November 17, 2005, November 18, 2005, February 22, 2006, February 28, 2006, March 28, 2006, April 3, 2006, April 13, 2006 April 27, 2006, April 28, 2006, June 14, 2006, June 30, 2006, July 7, 2006 (8-K/A), August 2, 2006, October 5, 2006, October 30, 2006 (8-K/A).

Microsemi has supplied all information contained or incorporated by reference into this document relating to Microsemi and its affiliates.

PowerDsine incorporates by reference into this document the documents listed below, and any filings PowerDsine makes with the SEC under Section 13(a) or 15(d) of the Exchange Act after the date of this document until the date of the PowerDsine special general meeting and any adjournment thereof shall be deemed to be incorporated by reference into this document and certain reports on Form 6-K furnished by PowerDsine after the date of this document until the date of the PowerDsine special general meeting, which PowerDsine identifies in such forms as being incorporated by reference into this document, are also incorporated by reference. The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

PowerDsine documents Filed with or Furnished to the SEC
Commission file number 0-50544	Period

Annual Report on Form 20-F	Year ended December 31, 2005 (filed on June 30, 2006)
Reports of Foreign Private Issuers on Form 6-K	Filed on February 7, 2006, April 18, 2006, April 28, 2006, July 25, 2006, October 25, 2006 and October 26, 2006

PowerDsine has supplied all information contained or incorporated by reference into this document relating to PowerDsine and its affiliates.

You can obtain a copy of any document incorporated by reference into this document except for the exhibits to those documents from PowerDsine. You may also obtain these documents from the SEC or through the SEC’s website described above. Documents incorporated by reference are available from PowerDsine without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from PowerDsine at the following address and telephone number:

PowerDsine Ltd.
Attention: Keren Rapoport-Bender
1 HaNagar Street
+972 (9) 775-5100

If you would like to request documents, please do so by December 12, 2006, to receive them before the PowerDsine special general meeting. If you request any of these documents from PowerDsine, PowerDsine will mail them to you by first-class mail, or similar means.

You also may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Georgeson Inc., the proxy solicitor for the merger, at the following address and telephone numbers:

Banks and Brokerage Firms, Please Call:
+1 (212) 440-9800
Shareholders and All Others Call Toll-free
+1 (866) 647-8862

You should not send in your PowerDsine share certificates until you receive the transmittal materials from the exchange agent.

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated November 20, 2006. You should not assume that the information contained in this document is accurate as of any date other than that date (or as of an earlier date if so indicated in this document). Neither the mailing of this document to PowerDsine shareholders nor the issuance of Microsemi shares in the merger creates any implication to the contrary.